Form 20-F
period 2026-07-31
Black Titan Corp
filed 2026-11-06
CIK 2034400

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2026

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

Email: bchiam@titanpharm.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of November 2, 2026: 14,996,962 ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

BLACK TITAN CORPORATION

DEFINED TERMS

In this Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”), unless the context otherwise requires, “Black Titan,” “Company” and references to “we,” “us,” or similar such references should be understood to be references to Black Titan Corporation and its subsidiaries and consolidated affiliated entities.

In this Report, unless otherwise stated, references to:

“ARC Group” means the financial advisor to TalenTec in connection with the merger transaction between TalenTec and TTNP.

“Blue Harbor” shall mean Blue Harbor Asset Management LLC-FZ, which owns all outstanding shares of TTNP Series C Preferred Stock, par value $0.001 per share, purchased in a private placement on March 29, 2025.

“Board” means the board of directors of Black Titan.

“Business Combination” means the TTNP Merger, the Contribution and Exchange, and each other transaction, document or agreement contemplated thereby, consummated on the Closing Date pursuant to the Merger Agreement.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Charter” means the Fourth Amended and Restated Memorandum of Association and Articles of Association of Black Titan, adopted by special resolution on September 18, 2025.

“Closing” means the closing of the Business Combination.

“Closing Date” means October 1, 2025, the date on which the Business Combination was consummated.

“Company Group” means TalenTec Sdn. Bhd, a Malaysia private limited company, and, as the context requires, the TalenTec’s subsidiary, KEDA Pte Ltd.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger Agreement” means that certain Merger and Contribution and Share Exchange Agreement, dated August 19, 2024, as amended, by and among Black Titan (formerly BSKE Ltd.), TTNP Merger Sub Inc., and TalenTec.

“ Ordinary Shares” means the ordinary shares of Black Titan par value $0.001 per share.

“PCAOB” means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

“Registration Rights Agreement” means that certain registration rights agreement, dated October 1, 2025, by and among the Company, Mr. Dass, and certain holders named therein, providing for certain registration rights to those parties.

“Securities Purchase Agreement” means that certain securities purchase agreement, dated January 16, 2026, by and between the Company and a U.S. based institutional investor.

“Share Exchange Agreement” means the agreement among Black Titan, TTNP, Company, and certain shareholders of TalenTec who elected to become a party thereto pursuant to which certain shareholders of TalenTec contributed to Black Titan all of their Company Shares in exchange for Black Titan Ordinary Shares, dated as of July 25, 2025.

“Sire” means The Sire Group Ltd., a Seychelles company, which owns all outstanding shares of TTNP Series AA Preferred Stock, and is wholly owned by Mr. Chung.

“TalenTec,” a Malaysia private limited company, and, as the context requires, TalenTec’s subsidiary, Talentec Pte Ltd. TalenTec changed its name to, “TalenTec Sdn. Bhd.,” from, “KE. Sdn. Bhd.,” on September 26, 2024. Talentec Pte Ltd.’s name was changed from KEDA Pte Ltd. on June 26, 2026.

“Trading Market” means The Nasdaq Stock Market, LLC.

“TTNP” Titan Pharmaceuticals, Inc.

“TTNP Merger” means the merger of TTNP Merger Sub with and into TTNP.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Annual Report. Forward-looking statements also include statements regarding our DAT+ digital asset treasury strategy, including the potential allocation of capital to digital assets and digital-asset-related opportunities, our Southeast Asia expansion plans, and the expected benefits or results of these initiatives.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the Company’s ability to grow market share in its existing markets or any new markets it may enter;

●	the Company’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which the Company operates;

●	political instability in the jurisdictions in which the Company operates;

●	anticipated technology trends and developments and the Company’s ability to address those trends and developments with its products and offerings;

●	the ability to protect information technology systems and platforms against security breaches or otherwise protect confidential information or platform users’ personal identifiable information;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect the Company’s business or assets;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	Black Titan’s ability to raise financing in the future;

●	exchange rate fluctuations;

●	legal, regulatory and other proceedings;

●	changes in interest rates or rates of inflation;

●	tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where the Company operates;

●	Black Titan’s ability to maintain the listing of its securities on Nasdaq; and

●	the other matters described in the section titled “Risk Factors.”

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

Summary of Risk Factors

Risks Related to the Company’s Business and Industry

Our DAT+ digital asset treasury strategy is at an early stage, is subject to evolving regulation and extreme price volatility, and may not be successful.
●	The Company Group depends on licenses, reseller contracts and distribution agreements with third-party software vendors to provide its services. Changes in their terms or a vendor’s ending its relationship with the Company Group could have a material adverse effect on its financial performance and prospects.

●	The Company Group faces competition from other HCM solutions providers and vendors. If the Company Group is unable to compete effectively, the Company Group’s business, operating results or financial condition could be adversely affected.

●	The Company Group depends on a few customers for a significant part of its revenue.

●	Because of the high cost of HCM solutions, the Company Group’s target market is limited to large organizations with substantial human resources budgets.

●	The project-based and contract-based nature of the Company Group’s business and the timing of delivery may lead to fluctuations in the Company Group’s revenue, profit and operating cash flow.

●	The Company Group’s success depends on growth in market acceptance of the digitalization of human resources processes and related services that it provides.

●	If the Company Group is unable to rapidly grow its sales force, it will not be able to grow its business at the rate that it anticipates, which could harm its business, operations and financial condition.

●	Because the Company Group’s long-term success depends, in part, on its ability to expand the sales of its solution to customers located outside of Malaysia, its business will be subject to risks associated with international operations.

●	Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for the Company Group’s solutions, and could have a negative impact on its business.

Risks Related to the Company’s International Operations, Legal and Regulatory Matters

●	The Company Group’s business is subject to numerous legal and regulatory risks that could have an adverse impact on its business and prospects.

●	The Company Group’s international operations are, and its strategy to expand internationally will be, subject to increased challenges and risks.

●	The Company Group’s revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in Asia as well as globally.

●	Uncertainties with respect to the legal system in certain markets in Malaysia could adversely affect the Company Group’s business.

●	The Company Group could face uncertain tax liabilities in various jurisdictions where it operates, and suffer adverse financial consequences as a result.

Risks Related to the Company’s Data Privacy, Cybersecurity and Intellectual Property

●	The Company Group’s third party HCM solutions, Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, DayForce HCM, SunFish WorkPlaze HR, and MiHCM Cloud, are exposed to the risk of security breaches.

●	Privacy concerns, evolving regulation of cloud computing, cross-border data transfer, and other domestic or foreign laws and regulations may reduce the adoption of the Company Group’s solutions, resulting in significant costs and compliance challenges, and adversely affect its business and operating results.

●	One of the Company Group’s solutions utilizes open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect the Company Group’s business.

Risks Related to Operating as a Public Company

●	TalenTec’s management team has limited experience managing a public company.

●	In the future, if we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

●	If we cease to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

●	Because we are a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

●	Although as a foreign private issuer, we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot continue to satisfy, the rules of the Trading Market, our Ordinary Shars may not be listed or may be delisted, which could negatively affect the price of its securities and your ability to sell them.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Ordinary Shares may be less attractive to investors.

Risks Related to the Ownership of Our Ordinary Shares

Risks and uncertainties relating to our securities include, but are not limited to, the following:

●	There can be no assurance that our Ordinary Shares will remain listed on the Trading Market after approval of its listing, or that we will be able to comply with the continued listing standards of the Trading Market.

●	A market for our Ordinary Shares may not continue, which would adversely affect the liquidity and price of our Ordinary Shares.

The full conversion of the senior unsecured convertible note and any future issuance of additional notes or Ordinary Shares could dilute existing shareholders and adversely affect the market price of our Ordinary Shares.

●	If we or any of our subsidiaries were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of Ordinary Shares could be subject to adverse U.S. federal income tax consequences.

RISK FACTORS

Risks Related to the Company’s Business and Industry

Our DAT+ digital asset treasury strategy is at an early stage, is subject to evolving regulation and extreme price volatility, and may not be successful.

Digital asset regulatory frameworks worldwide are rapidly evolving and may be inconsistent across jurisdictions. Licensing obligations and regulatory enforcement may limit our ability to deploy capital, increase compliance costs, or require changes to or suspension of DAT+. Digital assets are subject to extreme price volatility, liquidity constraints and shifts in market sentiment that could cause impairment, losses or lower-than-expected returns. Any digital assets we acquire may also be exposed to smart contract vulnerabilities, cybersecurity incidents, theft, loss of access or other technology risks. Our DAT+ activities could affect our status as a passive foreign investment company or an investment company under the Investment Company Act, and could result in adverse consequences under those regimes. In addition, implementing DAT+ could divert management attention and financial resources from our HCM business and other operating initiatives, and the strategy may not be successful.

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

The Company Group’s in-house consultants and staff are its main assets in its HCM solutions business. The provision of HCM solutions, including consulting and implementation of the respective solutions as well as technical support and maintenance services, requires the expertise of its consultants and staff who are equipped with extensive human resources knowledge, as well as experience in HCM software. As of July 31, 2026 the Company Group has a total of 27 in-house consultants and staff (including 10 certified by Oracle Corp, 6 certified by Workday Inc., 2 certified by Microimage (Private) Ltd and 5 certified by Humanica Public Company Ltd, and the Company Group’s in-house consultants and staff consist of 45 permanent employees while the remaining one is a contract or temporary employee. The Company Group’s consultants are trained and qualified to provide services with multiple products.

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

As of July 31, 2026, TalenTec had working capital of $782,509, in part, as a result of an $800,000 equity investment, but TalenTec’s financial projections prepared prior to the investment and provided to the TTNP Board, the TTNP Special Committee, and King Kee, which delivered the Fairness Opinion to the TTNP Board and Special Committee, included working capital deficits of $387,000, $646,000 and $976,000, in fiscal years 2024, 2025, and 2026, respectively. If working capital deficits develop after fiscal 2024, and TalenTec cannot find financing of them, of which there can be no assurance, the Company may be unable to pay its obligations as they become due, and may fail, resulting in a potential loss of your entire investment.

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

For fiscal year 2026, three customers accounted for approximately 37% of the Company’s Group’s total revenue. One of the three customers, a leading technology corporation, has renewed its two-year contract for PeopleSoft support, maintenance, and enhancement services, effective January 5, 2024. Fees for the two years will total approximately $500,000.

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

The agreement with the third customer, a well-established local life insurance company, a customer since 2004, is for services in respect of software support services and maintenance. The services consist of software license support and maintenance. The agreement has a three-years term that commenced in May 2025, with total fees of approximately $ 340,638. The current term continues until May 2028.

Also, see Note 14 to Consolidated Financial Statements.

The Company Group has taken steps to mitigate the risk of dependency on the abovementioned customers by expanding its clientele and widening the range of its products and services, such as the addition of Sunfish HR, MiHCM, Oracle Fusion, Workday and Sage Intacct. However, there can be no assurance that the Company Group will be successful in diversifying its customer base. Any loss of all or a substantial amount of the business with more of the abovementioned customers will have a significant adverse impact on the Company Group’s revenue and profitability.

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

The project-based and contract-based nature of the Group’s business and the timing of delivery may lead to fluctuations in the Group’s revenue, profit and operating cash flow.

The Group’s revenue is mainly derived from the provision of HCM solutions, followed by the provision of IT staff augmentation, outsourcing and consulting services. Revenue from HCM solution projects and IT staff augmentation, outsourcing and consulting services collectively contributed approximately 99% to the Company Group’s total revenue in fiscal year 2026, and 90% to the Company Group’s total revenue in fiscal year 2025.

The provision of its HCM solutions, particularly the consulting and implementation of solutions, are carried out on a project basis. The Group’s revenue from delivery of services is recognized over time as services are performed. As such, the timing of project delivery will affect its billing schedule which will in turn affect its revenue recognition, and may cause its profit and operating cash flow to fluctuate.

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

The Group is exposed to credit risk and default payment by customers.

The Group generally grants its customers credit periods between 30 days to 60 days upon issuance of invoices. In the event that payment is not received within the credit period or there is a default in payment by the Group’s clients, its operating cash flows or financial results of operations may be adversely affected.

While the Group did not record additional net credit loss expense in fiscal years 2026 or 2025, while maintaining an allowance for credit losses of $139,617 and $133,718 as of July 31, 2026 and 2025, respectively, there can be no assurance that the Group’s customers will be able to fulfil their payment obligations and that the Group will not encounter any collection problems in the future. Any default or delay in the collection of payment may lead to impairment losses on trade receivables or bad debts which may have material adverse impact on its financial performance.

Borrowing Risks and Restrictive Covenants.

As at the fiscal year ended July 31, 2026 the Company has approximately $113,972 in outstanding borrowings under term loan and overdraft and trade credit facilities, all of which are interest bearing and payable on demand. As such, any additional borrowings and/or increase in interest rates may result in an increase in interest expense and affect the profitability of the Company. There can be no assurance that the interest rates will be maintained in the future and/or that any increase in its borrowings will not have a material effect on the performance of the Company.

The Company’s credit facilities may also be subject to periodic review by the lending bank and contain certain covenants which may limit its operating and financial flexibility, including distributions of dividends, which may be made only with the lender’s consent, not to be unreasonably withheld. Any act or omission by the Company that breaches such covenants, adverse changes in the Company’s business or financial condition, or other events of default may give rise to rights by the bank to terminate the relevant credit facilities and/or enforce any security granted in relation to those credit facilities. A number of these provisions apply also to the Company’s guarantors, who are shareholders of TalenTec. Such provisions are commonly contained in facility agreements in Malaysia. There can be no assurance that the Company’s performance will not be adversely affected should an event of default occur under any of the facilities.

There currently is no event of default under any of the credit facilities, and the Company will at all times take all reasonable effort to prevent an event of default.

The Company Group is exposed to foreign exchange transaction risks which may impact the profitability of the Company Group.

The Company Group has clients in Malaysia, Singapore, Indonesia, Hong Kong, Taiwan, and Australia. The breakdown of the Company Group’s revenue by currencies for fiscal years 2025 and 2026, are as follows:

	For the years ended July 31,
	2025		2026
Revenue generated in MYR	11,429,003	97.7%	8,378,163	94.3%
Revenue generated in SGD	82,472	2.3%	163,142	1.95%

For the years ended July 31, 2025 and July 31, 2026, the Company Group’s purchases, comprising HCM software licenses from software vendors, are mainly denominated in MYR. Nevertheless, the Company Group’s purchases may vary from year to year, which will be subject to the countries where the Company Group secure its sales. The breakdown of the Company Group’s purchases by currencies in the financial years under review are as follows:

	For the years ended July 31,
	2025		2026
Purchases made in MYR	7,842,301	100%	7,983,787	98.56%
Purchases made in SGD	0	0%	114,720	1.44%

The Company Group does not hedge its exposure to fluctuations in foreign currency exchange rates. As such, the Company Group is subject to foreign exchange fluctuation risk for its revenue and purchases denominated in foreign currencies which the Company Group transacts.

A depreciation of the MYR or SGD against the currencies in which the Company Group transacts business will lead to higher revenue in MYR or SGD after conversion, whereas it will also lead to higher cost of purchases in MYR after conversion. Conversely, appreciation of the MYR or SGD against the currencies in which the Company Group transacts business will lead to lower revenue and lower cost of purchases in MYR and SGD after conversion. Overall, the Company Group’s foreign currency translation adjustment for the years ended July 31, 2025 and July 31, 2026 are as follows:

(in US$)	For the years ended July 31,
	2025	2026
Foreign currency translation adjustment	$(64,567)	$126,264

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

The Company Group’s success depends on the willingness of employers to digitalize their human resources processes through the implementation of the Company Group’s HCM solutions. Many companies have invested in substantial personnel, infrastructure and financial resources in their own internal HR organizations and therefore may be reluctant to switch to the Company Group’s solution. Companies may not engage the Company Group for other reasons, including a belief that they manage their HR activities more effectively using their internal administrative organizations, perceptions about the expenses associated with the Company Group’s services, perceptions about whether the Company Group’s services comply with laws and regulations applicable to them or their businesses, or other considerations that may not always be evident. Additional concerns or considerations may also emerge in the future. The Company Group must address its potential customers’ concerns and explain the benefits of its approach to management of their HR activities, particularly in parts of Southeast Asia where the Company Group and its solution are less well-known. If the Company Group is not successful in addressing potential customers’ concerns and persuading them that its solution can more satisfactorily fulfill their HR needs and streamline their human resources processes, then the market for its solution may not develop as the Company Group anticipates, and its business may not grow.

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

The Company Group believes that maintaining and enhancing its reputation and the Company Group’s brand identity is critical to maintaining the Company Group’s relationships with its customers and vendors and its ability to attract new customers and vendors. The Company Group also believes that its reputation and brand identity will become more important as competition in its industry continues to develop. The Company Group’s ability to maintain and enhance its reputation and brand identity will be affected by a number of factors, some of which are beyond its control, including:

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

The Company Group plans to grow its HCM solutions business and HCM technology applications business by further expanding its presence regionally to Hong Kong and Vietnam, enhancing its existing offerings and increasing its sales. These plans depend, among other things, on successful conclusion of discussions with a major vendor and successful completion of development of an HCM solution, in which TalenTec is participating. See, “Information Related to TalenTec-Business-Growth Strategies” and “Risk Factors—Because the Company Group’s long-term success depends, in part, on its ability to expand the sales of its solution to customers located outside of Malaysia,” its business will be subject to risks associated with international operations. As companies increasingly turn to cloud-based solutions, TalenTec must expand its revenue from these sources, as revenue from on-site systems remains static. To successfully implement these business strategies, the Company Group needs to attract suitable talent regionally and increase its sales and marketing activities. See, “Information Related to the Company-Business—Growth Strategies” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, for further details of its business strategies.

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

The Company Group has offices in Malaysia, Singapore and Indonesia and customers in Malaysia, Singapore, Indonesia, Hong Kong, Taiwan, and Australia. The Company Group plans to expand its presence in Hong Kong and Vietnam within three years. See, Information Related to the Company-Business—Growth Strategies. The Company Group’s business, prospects, financial condition and results of operations may be affected by any adverse developments, changes and/or uncertainties in the economic, political, legal and regulatory environments that are beyond its control in the countries in which it operates and transacts business. These risks include unfavorable changes in political conditions, economic conditions, interest rates, government policies and regulations, import and export restrictions, duties and tariffs, civil unrests, methods of taxation, inflation and foreign exchange controls.

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

An element of the Company Group’s growth strategy is to expand its operations and customer base to Hong Kong and Vietnam, in addition to Indonesia. See, Information Related to the Company-Business-Growth Strategies. The Company Group has already expanded operations into Indonesia and continues to serve customers in Hong Kong. Expansion into Vietnam or other international markets will require significant resources and management attention and will subject the Company Group to regulatory, economic and political risks that are different from those in Malaysia. The Company Group cannot assure that its expansion efforts will be successful.

The Company Group has established operations outside Malaysia by collaborating with strategic partners and local consultants who, it believes, have the necessary business experience and understanding of local culture to conduct business in those countries. Unless it can find suitable collaboration partners for Vietnam, the Company Group’s plan to expand there may be unsuccessful.

The Company Group insurance coverage may not be adequate to cover all losses or liabilities that may arise in the course of its business operations.

The Company Group maintains insurance at levels that are customary in its industry to protect against various losses and liabilities. As of the fiscal year ended July 31, 2026, the insurance carried by the Company Group are as follows:

(i) Burglary, consequential loss, employer’s liability, fire risk, machine and equipment, public liability insurance policy for the headquarters in Malaysia;

(ii) Group term life and group health plan insurance policy for employees in Malaysia; and

(iii) Group personal accident for two senior management, five administration and marketing employees, 33 technical employees and one individual namely, Ho Say San being the current director of the Company Group in Malaysia.

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

Expanding the Company Group’s international focus may subject it to risks that the Company Group has not faced before or increase risks that it currently faces, including risks associated with:

●	inability to offer certain HCM solutions in certain foreign countries;

●	recruiting and retaining talented and capable management and employees in foreign countries;

●	challenges caused by distance, language, and cultural differences;

●	customizing HCM solutions and other services that appeal to the operations of customers in international markets;

●	competition from local HCM solution providers with significant market share in those markets and better understanding of operations of local companies;

●	negotiating agreements with local companies that are sufficiently economically beneficial to the Company Group and protective of its rights;

●	compliance with applicable foreign laws and regulations, including laws relating to personal data protection;

●	compliance with anti-bribery laws, including the Malaysian Anti-Corruption Commission Act 2009;

●	credit risk and higher levels of payment fraud;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that favor local businesses in some countries;

●	double taxation of the Company Group’s international earnings and potentially adverse tax consequences due to changes in the tax laws of Malaysia or the foreign jurisdictions in which it operates;

●	political, economic, and social instability;

●	public health crises, such as the COVID-19 pandemic and other future health epidemics or contagious disease outbreaks, which can result in varying impacts to the Company Group’s employees, customers, vendors, and commercial partners internationally;

●	higher costs associated with doing business internationally;

●	export or import regulations; and

●	trade and tariff restrictions.

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

Substantially all of the Company Group’s assets and operations are located in Malaysia. Approximately 97.7% and 94.3% of its total revenue for the fiscal years ended July 31, 2025 and July 31, 2026, respectively, was derived from its operations in Malaysia. The Company Group’s business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Malaysia. The economies in certain Southeast Asian countries differ from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Southeast Asia markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.

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

Although Black Titan is incorporated in the Cayman Islands, the Company Group collectively operates in tax jurisdictions of Malaysia and Singapore and pays income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond the Company Group’s control, determine the effective tax rate and/or the amount the Company Group is required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. The Company Group’s accrues income tax liabilities and tax contingencies based upon its best estimate of the taxes ultimately expected to be paid after considering its knowledge of all relevant facts and circumstances, existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available.

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

As a reseller of HCM solutions of Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Sunfish HR, Oracle Fusion, Workday and MiHCM Cloud, the Company Group does not collect or process any personal data of any of its corporate customers. All personal data are collected and processed by its corporate customers through the use of the HCM solutions provided by Oracle, Sunfish, Workday, and Microimage, respectively. Other than in limited circumstances, the employee of the Company Group would access the data of the customer in order to provide fast turnaround resolution in a very controlled environment with the supervision of the customer, the Company Group does not deal with nor own any information of its customers’ personal data stored in such HCM solutions or the database of Oracle, Sunfish, Workday or Microimage. Accordingly, the Malaysia PDPA and Singapore PDPA has limited application to the Company Group, only with regards to any personal data that the Company Group’s customers may provide to the Company Group for user acceptance tests. However, in the event where there are security breaches on the HCM solutions of the Company Group’s customers or the database of Oracle, Sunfish, Workday or Microimage, which lead to leakage of personal data of the employees or customers of the Company Group’s customers to unauthorized parties, the Company Group’s reputation may be indirectly and adversely affected. In any event, the Company Group have established policies and procedures to help protect the security and privacy of any personal data given to the Company Group, including employees’ data secrecy compliance, but it is possible that its security controls over the personal data may not prevent the improper access to or disclosure of this data such as unauthorized access to restricted personal data by its employees.

While the Company Group has taken the necessary measures to minimize the risk of potential security breaches, there can be no assurance that there will not be cases of security breaches in the future which could lead to adverse impact to the Company Group as described above.

Because the techniques used to obtain unauthorized access to, or sabotage IT systems, change frequently, grow more complex over time, and often are not recognized until launched against a target, the Company Group may be unable to anticipate or implement adequate measures to prevent such techniques. The Company Group internal IT systems continue to evolve, and the Company Group is often the early adopter of new technologies. However, the Company Group’s business policies and internal security controls may not keep pace with these changes as new threats emerge. Furthermore, because the Company Group rely on third party service providers to store client data and emails, in the event of a security breach, the Company Group may not discover any security breach and loss of information for a significant period of time after the security breach.

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

One of the Company Group’s solutions utilizes open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect the Company Group’s business.

One of the Company Group’s solutions, Sunfish Workplaze HR, uses software covered by open source licenses, such as Linux, Lucee, MariaDB, Flutter, React and Ant Design. The terms of various open source licenses have not been interpreted by Malaysia courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Company Group’s ability to market its applications. The Company Group’s attempt to avoid adverse licensing conditions in its use of open source software in its products and services. By the terms of certain open source licenses, the Company Group could be required to release the source code of its proprietary software, and to make its proprietary software available under open source licenses, if the Company Group combine its proprietary software with open source software in a certain manner. In the event that portions of its proprietary software are determined to be impacted by an open source license, the Company Group could be required to publicly release the affected portions of its source code, re-engineer all or a portion of its technologies, or otherwise be limited in the licensing of its technologies, each of which could reduce or eliminate the value of its technologies and services. In addition, the open source license terms for future versions of open source software that the Company Group uses might change, requiring the Company Group to pay for a commercial license or reengineer all or a portion of its technologies. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect the Company Group’s business.

Risks Related to Our Operating as a Public Company

TalenTec’s management team has limited experience managing a public company.

The members of TalenTec management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations it will now be subject to relating to reporting, procedures and internal controls, and the Black Titan management team may not successfully or efficiently manage its transition to being a public company. These new obligations and scrutiny will require significant attention from management and could divert their attention away from the day-to-day management of TalenTec’s business, which could adversely affect its business, financial condition and operating results.

In the future, if we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in the event that we identify weaknesses and deficiencies in Black Titan’s internal control over financial reporting, and fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, Black Titan may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if Black Titan fails to maintain an effective internal control environment, it could result in material misstatements in Black Titan’s financial statements and could also impair Black Titan’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, Black Titan’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose Black Titan to increased risk of fraud or misuse of corporate assets and subject Black Titan to potential delisting from the stock exchange on which Black Titan lists, regulatory investigations and civil or criminal sanctions. Black Titan may also be required to restate its financial statements from prior periods. Black Titan has incurred increased costs as a result of being a public company.

Since becoming a public company, Black Titan has incurred significant legal, accounting, and other expenses. For example, as a result of becoming a public company, Black Titan has increased the number of its independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company has made it more difficult and more expensive for it to obtain director and officer liability insurance. In addition, Black Titan has incurred additional costs associated with its public company reporting requirements. It has made it more difficult for Black Titan to find qualified persons to serve on its board of directors or as executive officers.

After Black Titan is no longer an “emerging growth company,” Black Titan may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

If Black Titan ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, Black Titan will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because Black Titan is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

Black Titan’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of Black Titan’s home country of the Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of Black Titan, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. Black Titan, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that Black Titan’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a foreign private issuer, Black Titan is exempt from certain corporate governance standards applicable to US domestic issuers, if Black Titan cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, Black Titan’s securities may not be listed or may be delisted, which could negatively affect the price of its securities and your ability to sell them.

In order to maintain its listing on Nasdaq, Black Titan is required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On September 2, 2026, we received a Nasdaq Listing Qualifications notice stating that we no longer met the $1.00 minimum bid price requirement under Listing Rule 5550(a)(2). The notice has no immediate effect on our listing or trading. Under Rule 5810(c)(3), we have until March 1, 2027 to regain compliance, which requires a closing bid price of at least $1.00 for at least 10 consecutive business days, and we may be eligible for an additional 180-day compliance period. We may pursue remedies, including a reverse share split, (referred to as a consolidation of shares under Cayman Islands law). As a matter of Cayman Islands law and under the Charter, a share consolidation must be approved by our shareholders and cannot be effected by our board of directors alone, we have accordingly convened an annual and extraordinary general meeting of shareholders to be held on November 16, 2026 for this purpose. There can be no assurance that any remedy will be implemented or successful. If we are unable to satisfy Nasdaq’s continued listing criteria, our securities could be subject to delisting, which could materially reduce the liquidity and market price of our Ordinary Shares, limit our ability to raise capital, and impair shareholders’ ability to sell their shares.

If Nasdaq does not continue to list Black Titan’s securities, or subsequently delists its securities from trading, Black Titan could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in Black Titan Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Black Titan Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Black Titan is incorporated under Cayman Islands law.

Black Titan is an exempted company incorporated under the laws of the Cayman Islands. Black Titan’s corporate affairs are governed by the Black Titan Charter, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against Black Titan’s directors, actions by Black Titan’s minority shareholders and the fiduciary duties of Black Titan’s directors to Black Titan under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Black Titan’s shareholders and the fiduciary duties of Black Titan’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against Black Titan or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against Black Titan’s assets or the assets of Black Titan’s directors and officers.

Shareholders of Cayman Islands exempted companies like Black Titan have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by the company and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Black Titan’s directors have discretion under the Charter to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, Black Titan’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by Black Titan’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. Shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, a shareholder wishing to bring a derivative action in the Cayman Islands must first obtain the leave of the Grand Court of the Cayman Islands, and the Charter provides that the courts of the Cayman Islands have exclusive jurisdiction over any derivative action or proceeding brought on behalf of Black Titan. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

Black Titan does not expect to declare any dividends in the foreseeable future.

Black Titan does not anticipate declaring any cash dividends to holders of Black Titan Ordinary Shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Ordinary Shares may be less attractive to investors.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and intend to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including not being required to comply with the auditor attestation requirements in the assessment of PubCo’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. Once we lose our “emerging growth company” status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

We may take advantage of these reporting exemptions until it is no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement which is May 14, 2031, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because we will rely on the accommodations and exemptions available to emerging growth companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

Risks Related to the Ownership of Our Ordinary Shares

There can be no assurance that the Black Titan Ordinary Shares will remain listed on the Trading Market after approval of its listing following the Closing, or that Black Titan will be able to comply with the continued listing standards of the Trading Market.

If after listing, the Trading Market chooses to delist Black Titan for failure to meet the listing standards, Black Titan and its shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for its securities;

●	reduced liquidity for its securities;

●	a determination that Black Titan Ordinary Shares are a “penny stock” which will require brokers trading in the Black Titan Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, a U.S. federal statute, prevents or preempts U.S. states from regulating the sale of certain securities, which are referred to as “covered securities.” If the Black Titan Ordinary Shares are listed on the Trading Market, they will be covered securities. Although the states are preempted from regulating the sale of Black Titan’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if Black Titan was not listed on the Trading Market, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

A market for Black Titan’s securities may not continue, which would adversely affect the liquidity and price of Black Titan’s securities.

The price of Black Titan’s securities may fluctuate significantly due to general market and economic conditions. An active trading market may not be sustained. In addition, the price of Black Titan’s securities can vary due to general economic conditions and forecasts, Black Titan’s general business condition and the release of Black Titan’s financial reports. Additionally, if its securities are not listed on, or become delisted from, the Trading Market for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on the Trading Market or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The full conversion of the senior unsecured convertible note and any future issuance of additional notes or Ordinary Shares could dilute existing shareholders and adversely affect the market price of our Ordinary Shares.

The senior unsecured convertible note issued on January 16, 2026 was converted in full into 2,924,082 Ordinary Shares in tranches between May 2026 and August 20, 2026. The Securities Purchase Agreement remains in effect and permits the Company to issue additional senior unsecured convertible notes of up to $200,000,000 in aggregate principal amount at future closings through January 16, 2029. Any future conversion or issuance of Ordinary Shares could dilute existing shareholders, reduce their voting percentage and earnings per share, increase the number of shares available for resale, and adversely affect the market price of our Ordinary Shares. Although registration rights may facilitate resales of shares issued upon conversion, there can be no assurance that an effective registration statement will be available when needed or that the market will absorb the shares without downward pressure on price.

The market price of our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares has been and may continue to be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Fluctuations in the price of our Ordinary Shares could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in your investment in our Ordinary Shares and our Ordinary Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our Ordinary Shares may not recover and may experience a further decline.

Factors affecting the trading price of our Ordinary Shares may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning Black Titan or the industries in which the Company Group operates;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products and technologies on a timely basis;

●	changes in laws and regulations affecting our business;

●	our ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of our Ordinary Shares available for public sale;

●	any major change in our Board or management;

●	sales of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our Ordinary Shares irrespective of our operating performance. The stock market in general, and the Trading Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our Ordinary Shares securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the share price of our Ordinary Shares regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and stock price.

The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of the Company as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If we are not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of our Ordinary Shares.

Prior to the Business Combination, neither the Company nor its auditors were required to perform an evaluation of internal control over financial reporting as of July 31, 2026 and 2025 in accordance with the provisions of the Sarbanes-Oxley Act as it was a private company. In connection with the preparation of the Company’s consolidated financial statements for fiscal years 2026, 2025 and 2024, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness identified related to (i) lack of accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with GAAP and the SEC requirements, and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system. To remediate the material weaknesses, the Company has begun, and will continue, to (A) hire additional finance and accounting staff with qualifications and work experience in GAAP and SEC reporting requirements to formalize the key internal control over financial reporting; (B) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with GAAP and SEC reporting requirements; and (C) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control.

Following the Business Combination, our independent registered public accounting firm is not required to report on the effectiveness of its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until our first Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the first sale of common equity securities pursuant to an effective registration statement. If such evaluation were performed, control deficiencies could be identified by our management, and those control deficiencies could also represent one or more material weaknesses. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years we are unable to assert that Black Titan’s internal control over financial reporting is effective, or if our auditors express an opinion that Black Titan’s internal control over financial reporting is ineffective, we may fail to meet the future reporting obligations in a timely and reliable manner and its financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on the price of our securities.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Black Titan, which is incorporated under and governed by the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If Black Titan were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial U.S. tax liability, in addition to tax liability in its country of residence, and the gross amount of any dividend payments to its non-U.S. holders could be subject to U.S. withholding tax.

Black Titan is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes. Further, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation.

If PubCo or any subsidiary were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of Ordinary Shares could be subject to adverse U.S. federal income tax consequences.

If Black Titan is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Black Titan has not made a determination as to whether it currently is, or in the future may become, a PFIC, but there is a possibility that it may be classified as a PFIC for its taxable year that includes the date of the Business Combination or in the foreseeable future. There can be no assurance that Black Titan will not be treated as a PFIC for any taxable year.

If Black Titan were treated as a PFIC, a U.S. holder of Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment. There is no assurance that Black Titan will provide the information necessary for a U.S. holder to make a QEF election with respect to the U.S. holder’s Ordinary Shares.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Black Titan may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that Black Titan does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Black Titan’s subsidiaries.

ITEM 4. INFORMATION ON THE COMPANY

BUSINESS

Company Overview

Founded in 1990, our wholly-owned subsidiary, TalenTec became, in 1993, one of the first licensees of PeopleSoft Human Resource and Payroll solutions in the Asia Pacific region. As a well-established distributor of human capital management (“HCM”) and enterprise resource planning (“ERP”) and financial software solutions in Malaysia, TalenTec offers Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Dayforce HCM, SunFish HR, Oracle Fusion, Workday, Sage Intacct and MiHCM Cloud brand software for sale by their respective vendors, which are local or regional subsidiaries or affiliates of Oracle Corporation, Sunfish, Workday, Sage and Microimage (Private) Limited; and TalenTec provides consulting, implementation, training, and continuing support services to their clients, in accordance with their preferences and the vendors’ offerings. TalenTec also provides ERP and financial software solutions in addition to HCM solutions. The Company’s clients include Malaysian financial institutions, including the Malaysian central bank, the statutory manager of Malaysia’s private employees’ mandatory savings plan, and Malaysia’s largest local insurance company; Malaysia’s largest automobile manufacturer; water utilities; a Malaysian university; and other international companies headquartered in or outside of Malaysia. Having established a long-standing presence in Malaysia, the Company serves clients in Singapore, Hong Kong, Australia, Taiwan, and Indonesia.

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

Human Capital Management Software Market, 2025-2030, in $ Billion

Source: Mordor Intelligence

APAC is estimated to generate $9.71 billion in 2026 and reach $13.9 billion by 2030, growing at a CAGR of 7.47%.

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

Moreover, 78% of HR managers anticipate harnessing Artificial Intelligence (AI) in at least one HR process within the next two years. These advancements span various functions, including workforce planning, staffing, compensation, performance management, learning and development. Artificial intelligence is utilized in the HCM software solutions that the Company resells and integrates. Dayforce incorporates “Dayforce Co-Pilot,” which automates HR tasks, such as generating job descriptions and performance reviews with proprietary Microsoft AI. MiHCM features “SmartAssist,” which enhances process efficiency through automated document creation, also using Microsoft AI. SunFish Workplaze HR includes an “AI Assistant” that offers insights into predictive analytics and employee engagement, utilizing OpenAI technology with some open source aspects Oracle Fusion with “Fusion Agentic Application” and Workday with “Workday Sana”. TalenTec does not incorporate proprietary AI into the products it distributes.

According to Gartner® research, by 2026, 75% of global midsize and large enterprises will have invested in a cloud-deployed human capital management (HCM) suite for administrative HR and talent management, yet will still require alternative solutions to satisfy 20% to 30% of their specialized HR requirements. Accordingly, TalenTec has, over the last three years, embarked on a strategy to introduce and market cloud-based solutions in its inventory. This shift is clearly reflected in the upward trend in revenue derived from cloud-based solutions, compared to the slower or static growth of traditional on-premise offerings.

In January 2025, TalenTec engaged Mordor Intelligence (“Mordor”) to provide more specific information than the information cited above regarding the markets in which TalenTec operates and intends to operate (the “Mordor Report”). Mordor is a market research firm that follows more than 30 industries across more than 100 countries. According to industry data from Mordor, the Southeast Asia human capital management (“HCM”) software market is valued at US$ 1.56 billion in 2026 and is projected to grow at a 12.57% compound annual growth rate (“CAGR”) to reach US$ 2.82 billion by 2031. While Indonesia is anticipated to post the fastest country-level growth in the region at a 14.86% CAGR through 2031, the report highlights that Singapore contributed 23.84% of total regional revenue in 2025, and notes that government-led digital initiatives, such as Malaysia’s HRD Corp allocations, continue to support market adoption across TalenTec’s core operational hubs. These projections may include market segments that TalenTec does not currently address, such as micro-enterprises where digital HR adoption remains limited at approximately 18%,and forecasts are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

The Company’s Business

Below is a summary table of products the Company resells from different vendors and services it provides.

Vendors
	Oracle	Sunfish	Microimage
Product Service	Oracle PeopleSoft HCM/ Oracle PeopleSoft Financials	SunFish Workplaze HR	MiHCM Cloud
Licensing	√	√
SaaS Subscriptions		√	√
Consulting and Implementation	√	√	√
Training	√	√	√
Maintenance and Support	√	√	√

The contributions to revenue of the products, in 2025 and 2026, respectively, are as follows: Oracle PeopleSoft HCM/ Oracle PeopleSoft Financials, 70.5% and 70%; Sunfish Workplaze HR, 15.0% and 20%; MiHCM Cloud, 5.5% and 9%.

The Company’s Services

Licensing and SaaS Subscriptions

A software license generally authorizes the client to use the software, in perpetuity, whereas periodic payments are required to maintain a SaaS subscription. In either case, the Company places the client’s order with the vendor and is responsible to the vendor for payment of license, subscription, or other related fees. Software is delivered directly from the vendor to the client by downloading onto the client’s systems or accessing through the vendor’s SaaS.

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

Consulting and Implementation

Each vendor’s product offering contains a number of modules that can be individually purchased or customized. As part of the Company’s sales effort, the Company provides bundled consulting and implementation services to help clients select the product brand and modules best suited to their needs. The Company uses its proven methodology to obtain deep understanding of their clients’ needs, enabling the Company to deliver highly configured HCM solutions. The Company’s thorough comprehension of client needs forms the foundation for all subsequent design, implementation, and testing decisions. To maintain direction and focus throughout the project, the Company clearly defines project objectives and scope and establishes well-defined, agreed-upon goals.

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

Licenses

TalenTec has agreements with each of its vendors that authorize TalenTec, nonexclusively, to distribute their products and use their names and trademarks. The agreements with Sunfish and MiHCM specify no term. The PeopleSoft agreement must be renewed annually, and the current term expiring April 12, 2027. Each agreement is terminable by the vendor or either party without cause. Generally, the agreements require a distributor to undertake training and demonstrate, initially and continually, competence in implementation, use, and sale of the vendors’ products; may charge license or training fees or territorial restrictions; specify permitted uses of the vendor’s software; and contain requirements for agreements with end users, and confidentiality and indemnification provisions, among other provisions.

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

In 2024, TalenTec entered into a Consulting Services Agreement with Sire, pursuant to which TalenTec would participate in the development, for Sire, of a SaaS HCM application focused on the hospitality industry. The agreement has been novated by Sire to Brictec Co Ltd, which is owned by Koay Chee Leong, a shareholder of TalenTec. If successfully developed, it is intended that TalenTec would be the master distributor of the solution. In addition to traditional HCM functions, the application would include a financial feature, called Earned Wage Access, which will enable employees to take out advances on their compensation, to be settled at the next payroll cycle, as a kind of interest-free loan. Although rollout of the application is intended for the end of calendar 2025, development is in very early stages, and there can be no assurance that the project will be successfully concluded as scheduled or at all.

●	Expand operations in Singapore and Indonesia and continue serving customers in Hong Kong

On July 21, 2026, the Company announced the deployment of cash reserves to support growth in Southeast Asia. We have already expanded operations into Indonesia and intend to continue investing there. We plan additional hiring in Singapore to strengthen our regional sales and marketing organization, broaden our product portfolio, invest in staff training and development, and maintain sufficient working capital to fund these initiatives while preserving balance sheet flexibility. We continue to serve customers in Vietnam and Hong Kong. These expansion plans are subject to market conditions, available capital, and our ability to execute the related hiring, product, training, and working capital initiatives.

According to market research data from Ken Research, the human capital and HR technology market revenues in Indonesia and Vietnam for 2025 were valued at $420.0 million and $133.0 million, respectively. Driven by ongoing enterprise digital transformation, the Indonesian HR technology market is projected to grow at a Compound Annual Growth Rate (CAGR) of 11.94%, reaching $837.0 million by 2031. Concurrently, the Vietnamese HR technology market is anticipated to expand to $325.0 million by 2031, representing a forecast CAGR of 16.00%. These broader market indicators encompass multi-tenant SaaS, payroll automation, and recruitment platforms, including micro-enterprise segments that TalenTec does not address. Consequently, these figures are subject to standard forward-looking qualifications and operational uncertainties detailed under “Cautionary Note Regarding Forward-Looking Statements.”

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

Clients and Contracts

As of July 31, 2026, the Company provided services to over 76 of its own clients, partnering with leading corporations across the Asia Pacific region, spanning various sectors such as financial services, hospitality, infrastructure, transportation, education, and the public sector. TalenTec’s business is not substantially dependent on any one of its customer agreements, all of which are made in the ordinary course of business Implementation services for newly on-boarded clients continued to comprise a substantial portion of operations, underscoring TalenTec’s dedication to sustained growth all powered by licensed software from Oracle, Sunfish and Microimage.

The following chart represents the Company’s top clients and years of service:

Customer	Industry	Tier Type	Years of Service	Estimated Annual Contract Revenue (US$)	Products	Type of Services
A regulatory authority in Malaysia	Local City Council/Public Sector	One	7	425,468	Oracle PeopleSoft HCM	Delivery/Maintenance Support
A regulatory authority in Malaysia	Financials/Pension Fund	One	25	223,300	Oracle PeopleSoft HCM	Delivery/Maintenance Support
A Malaysian Life Insurance Co	Financial/Insurance	One	20	220,000	Oracle PeopleSoft HCM	Delivery/Maintenance
A private hospital	Hospital	Two	15	190,000	Oracle PeopleSoft HCM	Delivery/Maintenance

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

Employees

As of July 31, 2025 and July 31, 2026, the Company had a total of 42 & 46 full-time employees in Malaysia, carrying out the following primary functions:

	As of July 31,
Department	2025	2026
Accounting	1	2
Operations	30	27
Customer Services	1	1
HR & Admin & Legal	1	3
Management	4	4
Sales & Marketing	5	9
Total	42	46

Facilities

TalenTec, our wholly-owned operating subsidiary is a private limited company incorporated under the laws of Malaysia on 14 February 1990. Black Titan Corporation is an exempted company incorporated with limited liability under the laws of the Cayman Islands on July 11, 2024 (registration number 411832), and its registered office is located at FFP (Corporate Services) Limited, 2nd Floor Harbour Centre, 159 Mary Street, George Town, Grand Cayman KY1-9006, Cayman Islands. The Company leases 4800 square feet of office space as its headquarters, located at Level 8, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, and the telephone number is +603 7731 0023.

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

Recent Developments

Convertible Preferred Shares Subscription Agreement – the PIPE

On June 20, 2025, we entered into a subscription agreement with ARC for the purchase of up to $4,000,000 of Series A convertible preferred shares, $0.001 par value per share with a stated value of $1,000 per share (the “Series A Preferred Shares”), which may be drawn down in tranches at our option (the “PIPE”). Under the SPA, we may, in our sole discretion, and upon written notice to ARC (the “Drawdown Notice”), sell to the ARC such number of Series A Preferred Shares (each demand referred to as a “Drawdown”) as set forth in the Drawdown Notice, at any time from the time of the Closing until September 30, 2026 (the “Drawdown Period”). The Series A Preferred Shares are convertible into Ordinary Shares at a conversion price equal to 85% of the VWAP for the trailing five business days as of the date we send a Drawdown Notice. On August 21, 2025, the SPA was amended to increase the amount of Series A Preferred Shares to be purchased thereunder to up to $6,000,000.

On October 1, 2025, we submitted a Drawdown Notice for $5,500,000, resulting in the issuance of 5,500 Series A Preferred Shares to the Series A Investor.

We entered into Service Agreements dated December 1, 2025 (the “Service Agreements”), and each of Rentei International Limited, Gokika Global Limited and BlackTea Hong Kong Limited. In connection with these Service Agreements, we issued 1,400,001 Ordinary Shares among the service providers in the amount of 466,667 each.

On September 2, 2026, the Company announced that the senior unsecured convertible note issued on January 16, 2026 had been converted in full, in tranches between May 2026 and August 20, 2026, into an aggregate of 2,924,082 Ordinary Shares. The note had an original principal amount of $1,515,000, including $15,000 of fees, and a purchase price of $1,350,000, reflecting a 10% original issue discount. No principal, accrued interest or other amounts remain outstanding. No additional notes have been issued. The Securities Purchase Agreement remains in effect and provides for up to $200,000,000 aggregate principal amount of notes, with additional notes potentially issuable at future closings through January 16, 2029.

DAT+ Strategy

We have begun pursuing a digital asset treasury strategy, which we term “DAT+,” as part of our broader capital allocation and corporate strategy initiatives. DAT+ is an active management approach to our corporate digital asset treasury. Under this strategy, we intend, subject to market conditions, regulatory considerations, liquidity needs and board oversight, to evaluate allocating a portion of our capital to digital assets and digital-asset-related opportunities, which may include holding certain digital assets as part of our corporate treasury and exploring ancillary blockchain-related initiatives. The core of the DAT+ strategy is to treat digital assets not as passive investments, but as operational components that generate revenue and earnings. We seek to identify and acquire tokens whose inherent utility serves as a gateway to a project’s income streams or products, and to use our corporate balance sheet to support, govern and provide liquidity to decentralized protocols. Our approach is intended to be diversified; we do not intend to concentrate our DAT+ funding in a single token, but rather to build a selective portfolio of projects whose growth we can also support. The DAT+ strategy is at an early stage of development, and as of the date of this Report we have not made any material digital asset acquisitions. Our implementation of this strategy, if any, will depend on a number of factors, including prevailing market conditions, the availability of capital, regulatory developments, risk management considerations and internal controls.

Since June 2026, the Company has published, on Form 6-K, research and market commentary on stablecoin payments, crypto payments infrastructure and lending-/DeFi-as-a-service developments (6-Ks dated June 23, August 14, August 19 and September 18, 2026). This commentary does not reflect any acquisition of digital assets or partnerships by the Company.

On June 12, 2026, Chay Weei Jye resigned as Co-Chief Executive Officer and as a director, effective immediately. The resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies or practices, and Mr. Chay received no severance benefits. On July 10, 2026, the Board appointed Brynner Chiam as Interim Co-Chief Executive Officer, serving alongside Shang Ju Lin. Mr. Chiam continues to serve as Chief Financial Officer and director.

On July 21, 2026, the Company announced the deployment of cash reserves to support growth in Southeast Asia. It has already expanded operations into Indonesia and intends to continue investing there. It plans additional hiring in Singapore to strengthen its regional sales and marketing organization, broaden its product portfolio, invest in staff training and development, and maintain sufficient working capital to fund these initiatives while preserving balance sheet flexibility.

On September 2, 2026, the Company received a Nasdaq Listing Qualifications notice dated September 2, 2026 stating that it no longer met the $1.00 minimum bid price requirement under Listing Rule 5550(a)(2). The notice has no immediate effect on the listing. Under Rule 5810(c)(3), the Company has until March 1, 2027 to regain compliance by maintaining a closing bid price of at least $1.00 for at least 10 consecutive business days, and it may be eligible for an additional 180-day compliance period.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in this Annual Report beginning on page F-1. Some of the information contained in this discussion and analysis is set forth elsewhere in this report, including information with respect to our plans and strategy for our business, and includes forward-looking statements that involve risks and uncertainties. Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” or “our,” refer to Black Titan Corporation and its subsidiaries. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Overview

Black Titan Corporation, incorporated on July 11, 2024 in the Cayman Islands, was formed solely to facilitate the merger between TTNP and TalenTec (the “Merger”). On August 19, 2024, TTNP entered into a Merger Agreement with TalenTec. Upon consummation of the transactions contemplated by the Merger Agreement (the “Closing”) on October 1, 2025, TTNP and TalenTec are surviving entities and have become wholly owned subsidiaries of Black Titan Corporation.

TTNP is incorporated in Delaware and prior to the Merger, TTNP had divested its operating assets and was pursuing strategic alternatives.

Founded in 1990, our wholly-owned subsidiary, TalenTec seeks to deliver effective and cost-efficient human capital management (“HCM”) solutions to customers who have different levels of need and challenges. We work closely with our clients as one unit focusing on designing and implementing different applications for financial management, spend management, human capital management, planning, and analytics. We believe post implementation support is essential to customers, hence both our in-house expertise and the provision of maintenance, training and other support services to meet the different needs of customers. As a leading provider of HCM software in Malaysia, TalenTec has introduced numerous cutting-edge HCM solutions to that market, such as Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Oracle Fusion HCM, Sunfish HR, and Workday HCM, through our holistic, integrated and reliable services. The services and solutions offered encompass a wide range of human resource management needs, catering to various industries and supporting key aspects of the HR lifecycle.

We have applied our expertise with PeopleSoft Human Resource and Payroll and PeopleSoft Financials since 1993. With a 30-year plus track record, we have a strong, diverse client base, from medium-sized and large organizations within numerous industry categories, including financial services, hospitality, public sector, telecommunications, education, healthcare, and manufacturing. We operate directly in Malaysia and Singapore and with services partners in other parts of the Asia Pacific region. While we continue to expand our services partner arrangements to further support our customers, we are participating in development of an HCM cloud solution directed at the hospitality industry. We also intend to enlarge our regional presence in Southeast Asia by expanding our operations in Indonesia, Vietnam and Hong Kong; however these plans depend on successful completion of the HCM cloud solution and successful conclusion of discussions with a major vendor and successful completion of development of the HCM solution in which we are participating.

The HCM market in this region is changing significantly through the adoption of mobile applications, digitalization, and AI. We expect opportunities not only from existing and new client adoption of cloud-based software solutions, but also in providing the corresponding services that they require.

We have begun pursuing a digital asset treasury (“DAT+”) strategy as part of our broader capital allocation and corporate strategy initiatives in fiscal 2026. Our digital asset strategy, which we term “DAT+”, is an active management approach to our corporate digital asset treasury. Under this strategy, we intend, subject to market conditions, regulatory considerations, liquidity needs, and board oversight, to evaluate allocating a portion of our capital to digital assets and digital-asset-related opportunities, which may include holding certain digital assets as part of our corporate treasury and exploring ancillary blockchain-related initiatives.

The DAT+ strategy, if implemented as contemplated, is intended to treat digital assets not as passive investments, but as operational components that generate revenue and earnings. We identify and may seek to acquire tokens whose inherent utility we believe serves as a gateway to a project’s income streams or products. If we successfully acquire such tokens, it may allow us to actively operate these assets to create tangible cash flow and a robust balance sheet, in a manner that we expect would align with our fundamental duty to maximize value for our shareholders. Our approach is intended to be diversified; we do not plan to concentrate our entire DAT+ funding into a single token but intend to build a selective portfolio of high-potential projects where we may be able to also support their growth.

The DAT+ strategy is in an early stage of development, and we have not yet made any material digital asset acquisitions. Our implementation of this strategy, if any, will depend on a number of factors, including prevailing market conditions, the availability of capital, regulatory developments, risk management considerations, and internal controls.

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

Impact of Maintaining Customer Retention and Increasing Sales

Our ability to increase revenue also depends in large part on our ability to retain our existing customers. We are dedicated to growing sales through our existing customer base by expanding our product offerings, augmenting support and enhancement services, and providing upgrade services. For the years ended July 31, 2024, 2025 and 2026, our subscription renewal rate for our existing customers was 100%. While our SaaS subscription renewal rate remained at 100%, overall revenue during the period was affected by lower contributions from legacy on premise software maintenance services and fewer new implementation projects. Customer retention in our SaaS business has remained strong, and we continue to focus on growing recurring revenue

Impact of Number of Consultants on Implementation and Maintenance

Our ability to increase revenue is heavily influenced by the number of consultants dedicated to implementation and maintenance services in the projects. These professionals are crucial in ensuring the punctual delivery of projects to our clients. Augmenting our team in these areas can significantly shorten the project implementation and sales cycles. Additionally, a strong sales force is indispensable for broadening our customer base by actively engaging with a larger pool of potential clients. As of July 31, 2024, 2025 and 2026, we had 29, 30 and 27  consultants, respectively.

Impact of Digital Asset Regulation and Price Volatility

Digital asset regulatory frameworks worldwide awill continue evolving quickly with inconsistent requirements across regions. Rules, licensing obligations and regulatory enforcement may limit our ability to deploy capital into digital assets, drive up compliance costs, or require material changes to or full suspension of the DAT+ strategy. In addition, digital asset prices will remain subject to extreme volatility. Sudden price fluctuations, liquidity constraints and shifting market sentiment could lead to asset impairment, financial losses or lower-than-expected returns on any digital assets we may acquire.

Key Financial and Operating Measures

We measure our business using annual recurring revenue and non-GAAP financial measures to manage our business and monitor results of operations. We believe that the financial statements and the other financial data included in this report have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States, or GAAP, and the regulations published by the SEC.

Annual Recurring Revenue

	For the years ended July 31,
	2024	2025	2026

Software Maintenance Annual Recurring Revenue	$1,056,766	$965,437	$953,258
Cloud-Subscription Annual Recurring Revenue	291,565	342,071	524,620
Total Annual Recurring Revenue	$1,348,331	$1,307,508	$1,477,878

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

We believe that Subscription ARR is a helpful metric for understanding our business since it represents the approximate annualized cash value collected over a 12-month period for all of our recurring subscription contracts. Subscription ARR, which excludes maintenance contracts on our perpetual licenses, provides an insight to our periodic performance and overall size and scale of our subscription business. This is especially important, as we continue to focus efforts on subscription-based licensing. Subscription ARR should be viewed independently of subscription revenue and deferred revenue related to subscription contracts and is not intended to be combined with or to replace either of those items.

Components of Results of Operations

Revenues

We provide our customers with HCM solutions using Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Sunfish Workplaze HR, and MiHCM Cloud, all of which are third party HCM software, developed and owned by different corporations. We derive our revenues from maintenance services, implementation services, SaaS subscription services, licensing and other services, including training services, sales of hardware and other supporting activities related to software.

Maintenance services revenues are generally recognized over time over time using input method on a straight-line basis. The maintenance services provided to customers are based on Software Maintenance and Support Service Agreements signed with our customers. The duration of the services is normally between one to three years. Customers are generally billed in advance before the services are provided. Customers will have up to 45 days to make payments from the date of receipt of the original invoice. The fees vary based on different applications in use and the support model that is adopted, including the degree of support activities involved. The maintenance services can be either bundled with other relevant services or on its own. The maintenance and support services include troubleshooting, addressing and resolving a customer’s legitimate concerns. Maintenance services revenue accounted for approximately 42.5%, 36.0% and 43.7% of our total revenue for the years ended July 31, 2024, 2025 and 2026, respectively. Approximately 84.6% of the revenue generated from maintenance services is from the Oracle PeopleSoft HCM, with a small contribution from Oracle PeopleSoft Financials; the rest of the revenues were generated from Sunfish Workplaze HR and MiHCM Cloud solutions.

Implementation services revenues are recognized over time as services involve setting the system, configuration, customization work, loading customers’ data, testing and certification for production of the software, which are considered to be part of delivery activities. As each customer has different HR policies such as overtime wage rates, leave entitlements, claim metrics, performance appraisals, policy matters and statutory compliance, we deliver solutions that are highly configured and tailored to the different business needs of different customers. Our implementation contracts run typically from six to 18 months, with firm commitments for performance from both parties. We generally charge the customers based on the milestones listed in our scope of services. We may provide certain customers with flexible payment terms, and the timing of revenue recognition may differ from the timing of invoicing to our customers. Implementation services revenue accounted for approximately 39.3%, 38.2% and 31.1% of our total revenue for the years ended July 31, 2024, 2025 and 2026, respectively.

SaaS Subscription services revenues are generally recognized over time. The contract we sign with clients also includes relevant consultancy and implementation services bundled into a single performance obligation. Customers are typically charged a one-time upfront access fee for the use of the software solution. Our SaaS subscription contracts typically have a term of one to three years with very restrictive cancellation clauses. We generally invoice our customers quarterly, semi-annually or annually in advance for SaaS subscriptions. Subscription revenues are driven primarily by the number of user access, the headcount of the organization, and the specific application modules subscribed. Over time, these revenue variables will continue to expand, as the business of the customer grows. Subscription revenue accounted for approximately 13.0%, 12.7% and 24.1% of our total revenue for the years ended July 31, 2024, 2025 and 2026, respectively.

The revenue from licensing fees is recognized at the point in which the software licenses are made available to a customer. The charging parameters for the licensing include the number of user access, the headcount, and the relevant licensed modules purchased. Licensing fee revenue accounted for approximately 4.5%, 4.2% and nil of our total revenue for the years July 31, 2024, 2025 and 2026, respectively.

Other revenues are derived mainly from training services, sales of hardware and other support activities associated with software. Revenue is generally recognized over the service period. Revenues from these sources augment our core activities, i.e., implementation, maintenance, SaaS subscription services and licensing. Other revenues also generated from sales of hardware, for example, Facial Recognition (“FR”) access and attendance systems and closed-circuit television (“CCTV”). Other revenues accounted for approximately 0.8%, 8.9% and 1.1% of our total revenue for the years ended July 31, 2024, 2025 and 2026, respectively.

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

Results of Operations

The following table sets forth our consolidated statement of operations data for the periods indicated:

	For the years ended July 31,
	2024	2025	2026

Revenues	$2,124,496	$2,683,126	$2,179,189
Cost of revenues	1,437,661	1,798,198	1,731,944
Gross profit	686,835	884,928	447,245

Operating expenses:
Selling and marketing expenses	16,822	24,773	37,424
General and administrative expenses	551,353	634,105	6,121,599
Total operating expenses	568,175	658,878	6,159,023

Income/(loss) from operations	118,660	226,050	(5,711,778)

Interest expense, net	(48,329)	(13,905)	(213,151)
Other income/(expense), net	82,896	(2,234)	105,790
Total other income/(expense), net	34,567	(16,139)	(107,361)

Income/(loss) before income taxes	153,227	209,911	(5,819,139)
Income tax expenses	-	-	23,610
Net income/(loss)	$153,227	$209,911	$(5,842,749)

Operations in Malaysia accounted for 98.6%, 97.7% and 94.3%of revenue for the years ended July 31, 2024, 2025 and 2026, respectively.

Comparison of years ended July 31, 2025 and 2026

Revenues

Revenue generated from licensing services is one-time revenue and influenced by the number of new clients acquired. Once the new clients have licensed to a software product, they would have perpetual rights to use the software. If clients require upgrade version of the product or new function, we will offer implementation and maintenance services. Hence, revenues from implementation and maintenance services are highly generated by existing customers. Given the market’s continuing momentum shift to cloud-based digitalization solutions, more new clients are looking for cloud-based solutions. We will continue to acquire new clients by expanding the sales force and network and to ensure the consultants to reduce time lags on delivery projects.

Revenue sources are as follows:

	For the years ended July 31,
	2025	2026	Variance

Maintenance services	$965,437	$953,258	(1.3)%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	881,696	806,040	(8.6)%
Sunfish HR Solution	69,335	97,200	40.2%
MiHCM Cloud	14,406	50,018	247.2%
Implementation services	1,025,021	677,499	(33.9)%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	906,361	625,791	(31.0)%
Sunfish HR Solution	96,297	51,708	(46.3)%
MiHCM Cloud	19,280	-	(100.0)%
Dayforce HCM	3,083	-	(100.0)%
SaaS Subscription services	342,071	524,620	53.4%
Sunfish HR	229,352	278,411	21.4%
MiHCM	112,719	142,238	26.2%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	-	103,971	-
Licensing	112,607	-	(100.0)%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	103,908	-	(100.0)%
Sunfish HR Solution	8,699	-	(100.0)%
Other	237,990	23,812	(90.0)%
Total revenues	$2,683,126	$2,179,189	(18.8)%

Total revenues were $2,683,126 for the year ended July 31, 2025, compared to $2,179,189 in fiscal 2026, a decrease of $503,937, or 18.8%, due principally to the decrease in revenue generated from implementation services and other revenues.

Maintenance services revenues were $965,437 for the year ended July 31, 2025, compared to $953,258 in 2026, a decrease of $12,179 or 1.3%. The slight decrease was primarily caused by a lower renewal from existing maintenance services customers and some contracts have scaled down.

Implementation services revenues were $1,025,021 for the year ended July 31, 2025, compared to $677,499 in 2026, a decrease of $347,522, or 33.9%. The decrease was mainly due to fewer new implementation projects secured in Oracle PeopleSoft HCM/Oracle PeopleSoft Financials compared to prior year. We will continue to capitalize on market opportunities and expand our businesses in the following years.

Revenues generated from SaaS subscription services were $342,071 for the year ended July 31, 2025, compared to $524,620 in 2026, an increase of $182,549 or 53.4%. The increase shows the increasing market demand for cloud solutions. We will continue to focus on increasing SaaS adoption among new and existing clients and expect the business volume to continue with the upward trend with corresponding growth in the revenue in future periods.

Revenue generated in licensing services was $112,607 for the year ended July 31, 2025 while amounted to nil in 2026. Given the market’s continuing momentum shift to cloud-based digitalization solutions, more new clients are looking for cloud-based solutions. We focused more on the continuing increasing SaaS subscription market demand and scaled down the business volume of licensing.

Revenue generated from other services was $237,990 for the year ended July 31, 2025, compared to $23,812 in 2026, a decrease of $214,178 or 90.0%. There were other revenues generated from sales of hardware infrastructure and on-going maintenance of the device in the year ended July 31, 2025, while we did not occur during 2026, resulting in the significant decrease in revenue from other services. However, with the growing adaptation of AI technology, we anticipate increasing demand from customers who need hardware infrastructure and software integration services.

Cost of Revenues and Expenses

Our cost of revenues and expenses for the years ended July, 2025, and 2026, were as follows:

	Years Ended July31,
	2025	2026	Change
Cost of revenues
In-House Employee costs
Salaries	$768,303	$870,604	13.3%
Benefits and bonus	145,005	116,910	(19.4)%
Disbursements	-	-	-%
Direct costs
Third-party licenses	859,893	730,938	(15.0)%
Referral fees	24,997	13,492	(46.0)%
Total cost of revenues	$1,798,198	$1,731,944	(3.7)%

Operating expenses
Selling and marketing expenses	24,773	37,424	51.1%
General and administrative expenses	634,105	6,121,599	865.4%
Total operating expenses	$658,878	$6,159,023	834.8%
Total cost of revenues and operating expenses	$2,457,076	$7,890,967	221.2%

Total cost of revenues and operating expenses increased $5,433,891 or 221.2% primarily due to the increase in general and administrative expenses.

Cost of revenues

Costs of revenue were $1,798,198 for the year ended July 31, 2025, compared to $1,731,944 in 2026, a decrease of $66,254, or 3.7%, primarily due to the decrease in third party license cost, the trend of which is consistent with the revenue decreases.

Selling and marketing expenses

Selling and marketing expenses were $24,773 for the year ended July 31, 2025, compared to $37,424 in 2026, an increase of $12,651, or 51.1%. We expect our selling and marketing expenses to increase in absolute terms as we continue to invest in our domestic and international marketing activities to expand awareness of our brand and product offerings to attract new and existing customers. With the growing number of data centers being built, the demand for systems software such as security and networking solutions and cloud-based HCM solutions will increase in Malaysia, Indonesia, Vietnam and Hong Kong. The significant push for digital transformation by local businesses is expected to further bolster the adoption of HCM solutions, as organizations seek to streamline HR processes and adapt to evolving work environments. Consequently, our management team is expanding services related to digitalization, leading to increased sales and marketing expenses.

General and administrative expenses

General and administrative expenses were $634,105 for the year ended July 31, 2025, compared to $6,121,599 in 2026, an increase of $5,487,494, or 865.4%. The significant increase was mainly due to approximately $4.2 million increase in professional fees, approximately $1.4 million non-cash consulting expenses, services of which were provided by related parties and the $0.8 million compensation of the accrued one-time severance payment to settle the dispute with Mr. Lazars.

Other income/(expense), net

Other income, net in the year ended July 31, 2026 was $0.1 million, primarily including the $0.2 million loss on issuance of Series B convertible preferred shares, $0.1 million loss on extinguishment of debt due to the conversion of convertible notes and the $0.3 million gain on fair value change of derivative liability.

Other expense, net in the year ended July 31, 2025 was mainly foreign currency losses.

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

Revenue sources are as follows:

	For the years ended July 31,
	2024	2025	Change

Maintenance services	$902,821	$965,437	6.9%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	840,164	881,696	4.9%
Sunfish HR Solution	50,441	69,335	37.5%
MiHCM Cloud	12,216	14,406	17.9%
Implementation services	833,886	1,025,021	22.9%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	742,276	906,361	22.1%
Sunfish HR Solution	86,339	96,297	11.5%
MiHCM Cloud	351	19,280	5392.9%
Dayforce HCM	4,920	3,083	(37.3%)
SaaS Subscription services	277,109	342,071	23.4%
Sunfish HR	170,735	229,352	34.3%
MiHCM	106,374	112,719	6.0%
Licensing	94,727	112,607	18.9%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	93,431	103,908	11.2%
Sunfish HR Solution	1,296	8,699	571.2%
Other	15,953	237,990	1,391.9%
Total revenues	$2,124,496	$2,683,126	26.3%

Revenues

Total revenues were $2,124,496 for the year ended July 31, 2024, compared to $2,683,126 for the year ended July 31, 2025, an increase of $558,630, or 26.3%, due principally to the increase in revenue generated from maintenance, implementation, SaaS, licensing and hardware. To continue with the up-going trend, we will continue to acquire new clients by expanding the sales force and network and to ensure the consultants reduce time lags on delivery projects.

Maintenance services revenues were $902,821 for the year ended July 31, 2024, compared to $965,437 for the year ended July 31, 2025 an increase of $62,616 or 6.9%. The increase primarily reflects improved client retention and higher demand for post-implementation support services. As customers required ongoing system updates and optimizations, we experienced growth in maintenance-related engagements. Additionally, the gradual expansion of our client base contributed to higher recurring revenue from existing client contracts.

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

Revenue generated from other services was $15,953 for the year ended July 31, 2024, compared to $237,990 for the year ended July 31, 2025, an increase of $222,037 or 1,391.8%. The revenue increase in other services was mainly derived from sales of hardware infrastructure and on-going maintenance of the device.

Cost of Revenues and Expenses

Our costs and expenses for the years ended July, 2024, and 2025, were as follows:

	Years Ended July 31,
	2024	2025	Change %
Costs of revenue
In-House Employee costs
Salaries	$642,568	$768,303	19.6%
Benefits and bonus	122,832	145,005	18.1%
Disbursements	134	-
Direct costs
Third-party licenses	661,006	859,893	30.1%
Referral fees	11,121	24,997	124.8%
Total costs of revenue	$1,437,661	$1,798,198	25.1%

Selling and marketing expenses	16,822	24,773	47.3%
General and administrative expenses	551,353	634,105	15.0%
Total Operating expenses	$568,175	$658,878	16.0%
Total Costs of revenue and operating expenses	$2,005,836	$2,457,076	22.5%

Total costs and expenses were $2,005,836 for the year ended July 31, 2024, compared to $2,457,076 for the year ended July 31, 2025, an increase of $451,240, or 22.5%. The increase in total costs and expenses was primarily due to an increase of $82,752 in general and administrative expenses, due to the expansion of sales & marketing staff force in Malaysia & support staff in Singapore, also the overall increase due to higher office rental & etc. Costs of revenue were $ 1,437,661 for the year ended July 31, 2024, compared to $ 1,798,198 for the year ended July 31, 2025, an increase of $360,537, or 25.1%, due to higher in third party license cost.

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

Liquidity and Capital Resources

We have been financing our operations through existing cash and bank balances, cash generated from our operations and external sources of funds, which consists of equity and debt financing. As of July 31, 2026, the Group had cash and restricted cash of $3,518,590. We generated a net loss of $5,842,749 and net cash used in operating activities of $5,041,189 for the year ended July 31, 2026.

On January 16, 2026, we entered into securities purchase agreement (the “SPA”) and Registration Rights Agreement (the “RRA”) with an institutional investor (the “Buyer”) relating to the issuance and sale of a series of original issue discount senior unsecured convertible notes for up to an aggregate principal amount of $200,000,000 (the “Notes”). The Notes are convertible into our ordinary shares, par value $0.001 per share. On January 16, 2026, we issued and sold to the Buyer a Note in the original principal amount of $1,515,000 (the “Initial Note”) and received proceeds of $1,192,450 in cash, net of transaction fees. The Initial Note has been fully converted into shares as of the issuance date of these financial statements. The undrawn capacity remains $198,485,000 under the SPA.

Our long-term future capital requirements depend on many factors, including the effects of macroeconomic trends, customer growth rates, subscription renewal activity, the expansion of sales and marketing activities, and the introduction of new and enhanced services offerings. Management had previously embarked on the development of an in-house Human Capital Management (HCM) cloud solution. However, following a strategic review, we have decided not to pursue our commercialisation as a product offering, as the solution is primarily suited to the lower-end market segment and does not align with our target market positioning and long-term business strategy.

Our cash flows for the years ended July 31, 2024, 2025 and 2026 were as follows:

	For the Years Ended July 31,
	2024	2025	2026
Net cash provided by (used in):
Operating activities	$191,554	$394,218	(5,041,189)
Investing activities	(1,526)	(123,425)	1,935,589
Financing activities	556,460	(417,205)	5,315,245
Effect of exchange rate changes	(60,531)	96,313	125,014
Net increase/(decrease) in cash and restricted cash	$685,957	$(50,099)	2,334,659

Operating Activities

For the fiscal year ended July 31, 2024, cash flow provided by operating activities declined due to an increase in credit sales that led to higher accounts receivable and delays in collection of payments from customers.

For the year ended July 31, 2025, cash flow provided by operating activities was improved from accounts receivable billings and improvement of cash collections from customer advances.

For the year ended July 31, 2026, cash flow used in operating activities was $5,041,189, as compared to a net loss of $5,842,749 adjusted for major non-cash items primarily including $1,451,182 consulting service fee settled by shares and $800,000 non-cash expense for the compensation of the accrued one-time severance payment to settle the dispute with Mr. Lazars. The difference between the adjusted loss and operating cash flow was primarily due to a decrease in accrued expenses and other current liabilities and accounts payable of $1,070,978 and $340,175, respectively, for the cash payment of professional fees and trade payables.

Investing Activities

Cash used in investing activities was $1,526, and $123,425, due to property and equipment for the years ended July 31, 2024 and 2025, respectively.

Cash provided by investing activities was $1,935,589 for the year ended July 31, 2026, primarily due to the $1,955,450 cash obtained from the reverse merger.

Financing Activities

For the year 2024, cash provided by financing activities was $556,460, which was mainly due to proceeds from issuance of common stock of $800,000 and loans provided by a director of $111,690, offset a $119,594 repayment of long-term borrowings, a $127,106 repayment of bank overdraft, and $143,602 repayment to a director.

For the fiscal 2025, cash used by financing activities was $417,205, which was mainly due to repayment of notes payable of 208,467 and payment for deferred offering cost of 124,542.

For the year ended July 31, 2026, we primarily generated cash from financial activities from the issuance of Series A convertible preferred shares of $5,500,000 and proceeds on issuance of Initial Note of $1,192,450; partially offset by the $1,071,025 cash used in payment for warrant settlement and $257,844 payment for deferred offering cost.

Borrowings

Our borrowings as of July 31, 2026 were primarily long-term debts including convertible notes of $376,090 and the convertible Series B preferred shares of $1,000,000. Subsequently, the convertible notes have been converted in full into an aggregate of 2,924,082 ordinary shares as of September 2, 2026. All Series B preferred shares were converted into our ordinary shares as of the issuance date of these financial statements.

Critical Accounting Estimates

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

We consider the estimates described below to be our critical accounting estimates because each involves a significant level of estimation uncertainty and has had, or is reasonably likely to have, a material effect on our financial results of operations. This discussion supplements the description of our accounting policies in Note 2, Summary of Significant Accounting Policies, and the other notes to our consolidated financial statements.

Fair value of embedded derivative

On January 16, 2026, we issued and sold to an institutional investor a convertible note in the original principal amount of $1,515,000, of which the conversion feature was bifurcated as a separate unit of liability account (a “derivative liability”) and measured at fair value as it is not clearly and closely related to the debt host contract based on our evaluation. We consider this estimate critical because the fair value of the derivative liability was not directly observable and was determined using binomial model that required judgments, key assumptions of which included discount rate, risk-free rate, dividend yield and volatility. The fair value was determined by management with the assistance of an independent third-party valuation specialist.

The derivative liability was $485,993 as of July 31, 2026 and change in fair value of $346,729 is included in our consolidated statements of operations for the year ended July 31, 2026. Because the instrument is carried at fair value, the effect of a change in the assumptions is recognized in the period in which it occurs.

Valuation allowance of deferred tax assets

We recognize deferred tax assets primarily for net operating loss and for deductible temporary differences, and we reduce those assets by a valuation allowance when it is more likely than not that some portion of the assets will not be realized. We consider the valuation allowance a critical accounting estimate as it is judgmental of our tax balances and the valuation allowance amount depends on our forecast of taxable income in each jurisdiction in which we have losses, over periods that extend beyond the current year.

We recognized $51,740,893 for the deferred tax assets as of July 31, 2026, and made full allowance for the balance. A change in the valuation allowance is recognized in income tax expense and may have impact on the consolidated statements of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this report. Our board is comprised of five directors.

MANAGEMENT

Management and Board of Directors

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report. Our board is comprised of five directors.

Name	Age	Position
Executive Officers
Shang Ju (Czhang) Lin	42	Co-Chief Executive Officer
Brynner Chiam	49	Interim Co-Chief Executive Officer, Chief Financial Officer and Director

Independent Directors:
Francisco Osvaldo Flores Garcia	40	Independent Director
Firdauz Edmin Bin Mokhtar	53	Independent Director
Gabriel Loh	40	Independent Director
Avraham Ben-Tzvi	56	Independent Director

Executive Officers

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

Brynner Chiam has served as our Interim Co-Chief Executive Officer since July 10, 2026. He has served as our Chief Financial Officer and director since August 21, 2025. Mr. Chiam has served as sole director and principal executive officer since November 2024. Mr. Chiam has also served as TTNP’s acting principal executive officer from November 2024 to December 2024, and as a director and acting principal financial officer since November 2024. Mr. Chiam currently serves as Vice President of Finance and Tax at Black Chamber Management, a shared service company which provides outsourcing services to related companies as well as third parties, since November 2020, where he is responsible for all aspects of planning, implementing and managing financing activities for the company and its clients. From February 2014 to October 2020, Mr. Chiam served as a Director for Tricor Taxand Sdn. Bhd., a professional tax firm and independent tax adviser specializing in providing tax-related services to its clients. Mr. Chiam is a member of the Chartered Tax Institute of Malaysia and has over 20 years of experience as a tax consultant and tax practitioner. He received his Bachelor of Business Studies (Accountancy) from Massey University in New Zealand.

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

Independence of Directors

Our board of directors consists of five directors, four of whom qualify as independent within the meaning of the independent director guidelines of Nasdaq. Messrs. Avraham Ben-Tzvi, Firdauz Edmin Bin Mokhtar, Francisco Osvaldo Flores García and Gabriel Loh are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Director Nominations

Under the Charter, our board of directors must consist of not less than two directors (exclusive of alternate directors), and there is no maximum number of directors unless one is fixed by ordinary resolution of our shareholders. Directors may be appointed by ordinary resolution of our shareholders or by our board of directors, either to fill a vacancy or as an additional director. A director may be removed by ordinary resolution of our shareholders or by notice in writing signed by not less than 75% of the directors in office, and the office of a director is also vacated in certain other circumstances set out in the Charter, including resignation, bankruptcy, unsound mind and removal by resolution of the other directors. The Charter does not provide for a classified or staggered board, and our directors are not appointed for fixed terms.

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

D. Employees

As of July 31, 2025 and July 31, 2026, the Company had a total of 42 and 46 full-time employees in Malaysia, carrying out the following primary functions:

	As of July 31,	As of July 31,
Department	2025	2026
Accounting	1	2
Operations	30	27
Customer Services	1	1
HR & Admin & Legal	1	3
Management	4	4
Sales & Marketing	5	9
Total	42	46

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

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Black Titan’s Ordinary Shares is based on 14,996,962 Ordinary Shares issued and outstanding as of November 2, 2026.

Unless otherwise indicated, Black Titan believes that each person named in the table below has sole voting and investment power with respect to all shares of common stock beneficially owned by him.

	Number of Shares	% Ownership
Shang Ju Lin	0	*
Avraham Ben-Tzvi(1)	3,313	*
Brynner Chiam	0	*
Francisco Osvaldo Flores Garcia	0	*
Firdauz Edmin Bin Mokhtar	0	*
Gabriel Loh	0	*
All Directors and Officers as a group (6 persons)	0	*

5% and Greater Owners
ATW Partners(2)	2,957,719	19.72%
The Sire Group Ltd.(3)	1,019,313	6.80%
Danny Vincent Dass	2,344,100	15.63%
ARC Group Limited(4)	2,739,152	18.26%
		%
		%
		%

*Less than one percent

(1)	Includes 3,313 Ordinary Shares subject to options exercisable within 60 days.
(2)

ATW Partners is wholly-owned by ATW Master Fund V LP (the “Fund”). ATW Partners Opportunities Management LLC serves as the investment advisor to the Fund (the “Advisor”). Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the “Managing Members”). The Fund, the Adviser and the Managing Members may be deemed to have shared voting and dispositive power with respect to the securities beneficially owned by the selling stockholder. The Fund, Adviser and the Managing Members each disclaim beneficial ownership of the Company’s securities reported herein except to the extent of their pecuniary interest therein. The business address of each of the foregoing entities and individuals is c/o ATW Partners Opportunities Management LLC, ONE PENN, 1 Pennsylvania Plaza, Suite 4810, New York, New York 10119.

(3)	The Sire Group Limited is wholly owned by Jeffrey Chung. Mr. Chung is the beneficial owner of the Ordinary Shares held by The Sire Group and has sole voting and dispositive power over the shares. The address for the Sire Group Limited is No.4 Franky Building, Providence Industrial Estate, Mahe, Seychelles.
(4)	As CEO of the ARC Group Limited, Mr. Cinta has sole voting and dispositive power over the shares. The address for the ARC Group Limited is 1539 Nanjing West Road, Office Tower 2, Floor 43, Kerry Center 200040, Shanghai China.

B. Related Party Transactions

Services provided by three related parties

For the year ended July 31, 2026, the Group entered into separate financial advisory and consulting service agreements with three consulting service providers, Gokika Global Limited, Rentei International Limited and BlackTea Hong Kong Limited (refer to Note 14). The services under these agreements include corporate strategy, digital transformation, and general financial advisory services, as well as advisory and support services related to capital-raising activities. During the year ended July 31, 2026, the Group settled the upfront consideration under these agreements by issuing 466,667 ordinary shares to each related party (1,400,001 ordinary shares in the aggregate, measured at $4,007,447 based on the quoted market prices on the respective grant dates). Pursuant to the agreements as amended, the prepaid advisory consideration is recognized in expense over the respective contractual service periods - either on a straight-line basis over the active service period for the time-based service agreement or upon the completion of specified deliverables for the two milestone-based service agreements - with the unearned portion (which is subject to a pro-rata cash refund obligation for uncompleted services) classified as current or non-current prepaid expenses based on the expected timing of service delivery. For the year ended July 31, 2026, the Group recognized $1,451,182 in general and administrative expenses related to these three agreements, with a corresponding prepaid expense balance of $1,687,985 recognized as a current asset and $868,280 recognized as a non-current asset on the consolidated balance sheet as of July 31, 2026.

Issuance of Series B preferred shares to a significant shareholder

In January 2026, the former Chief Executive Officer of TTNP asserted a claim against the Company alleging an entitlement to a special bonus. Following negotiations on April 15, 2026, both parties agreed to fully and finally resolve the disputed claim through a one-time payment of US$800,000 (the “Settlement Amount”). On April 15, 2026, ARC Group Limited (“ARC”), the significant shareholder of the Company, provided the funds for payment of the Settlement Amount. In satisfaction of the payment, the Company has issued 800 preferred shares of $0.001 par value each, which are designated as “Series B Preferred Shares” to ARC on May 8, 2026.

Other significant transactions with related parties were as follows:

		For the Years Ended July 31,
		2024	2025	2026
Name	Nature
HO SAY SAN	Borrowing from a related party	$111,690	$-	-
	Repayment of the borrowing from a related party	143,602	-	-
The Sire Group Ltd.	Payment of professional fees on behalf of the Company	355,450	-	-

As of July 31, 2025 and 2026, the Group purchased services from its related parties as follows:

	As of July 31,	As of July 31,
	2025	2026
Prepaid expenses - related parties (Note 4):
Gokika Global Limited	$-	$1,135,443
Rentei International Limited	-	935,071
BlackTea Hong Kong Limited		485,751
Total	$-	$2,556,265

There were no other balances due from or due to related parties as of July 31, 2025 and 2026.

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

C. Markets

Our Ordinary Shares are listed on The Nasdaq Capital Market under the trading symbol “BTTC.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized shares consist of US$1,050,000 divided into 1,000,000,000 Ordinary Shares of par value $0.001 each and 50,000,000 Preferred Shares of par value $0.001 each. As of November 2, 2026, we have 14,996,962 Ordinary Shares. During the period from May 2026 through August 20, 2026, we issued an aggregate of 2,924,082 Ordinary Shares upon the full conversion of the senior unsecured convertible note issued on January 16, 2026.

B. Memorandum and Articles of Association

Our Fourth Amended and Restated Memorandum and Articles of Association, adopted by special rsolutions dated September 18, 2025 and effective on that date are filed as Exhibit 1.1 to this Report (referred to in this Form 20-F as the “Charter”). The description of the Memorandum of Association and Amended and Restated Articles of Association of the Company is included in the Form F-4 registration statement (333-287709).

C. Material Contracts1

All material contracts governing the business of the Company are described elsewhere in this Annual Report or in the information incorporated by reference herein. On January 16, 2026, the Company entered into a Securities Purchase Agreement providing for up to $200,000,000 aggregate principal amount of senior unsecured convertible notes. The initial note, with original principal of $1,515,000, including $15,000 of fees, and a purchase price of $1,350,000, was converted in full in tranches between May 2026 and August 20, 2026 into 2,924,082 Ordinary Shares. No principal, accrued interest or other amounts remain outstanding, no additional notes have been issued, and the Securities Purchase Agreement remains in effect through January 16, 2029.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E. Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of ownership of our ordinary shares, sometimes referred to in the summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

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

Black Titan has not sought any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Ordinary Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders, brokers or dealers in securities or currencies or holders that are traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	controlled foreign corporations or passive foreign investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former citizens or long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	any holder that is not a U.S. Holder;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received shares of Ordinary Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the issued shares of Black Titan;

●	Black Titan’s officers or directors;

●	persons that hold rights to acquire Ordinary Shares; or

●	holders holding Ordinary Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

As used in this Annual Report, the term “U.S. Holder” means a beneficial owner of Ordinary Shares for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

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

Tax Residence of Black Titan for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Black Titan, which is organized under the laws of the Cayman Islands, is classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains certain rules that may cause a non U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require an analysis of all relevant facts and circumstances, and there is limited guidance on their application.

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

Black Titan acquired substantially all of the assets of TTNP as a consequence of the TTNP Merger and, in an integrated transaction pursuant to the Business Combination, acquired TalenTec. Furthermore, Black Titan is expected to be a tax resident in the Cayman Islands and not Malaysia (the jurisdiction in which TalenTec is tax resident). Accordingly, the Third-Country Acquisition Rule could apply to the Business Combination. In addition, Black Titan, including its expanded affiliated group, was not expected to have Substantial Business Activities in the Cayman Islands for purposes of Section 7874 of the Code. As a result, if the Ownership Test is met after applying the Third-Country Acquisition Rule, Section 7874 of the Code may apply to cause Black Titan to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations, and certain factual assumptions, Black Titan does not expect to be treated, and has not treated itself, as a U.S. corporation for U.S. federal income tax purposes. The calculation of the Section 7874 Percentage is complex and is subject to detailed regulations, the application of the Section 7874 provisions is uncertain in various respects with respect to which there is limited guidance, the Section 7874 analysis is subject to factual uncertainties, and the application of Section 7874 could be affected by changes in the Treasury Regulations with possible retroactive effect. Furthermore, Black Titan has not sought nor will seek any ruling from the IRS or any opinion from any tax advisor as to such tax treatment. Accordingly, there can be no assurance that the IRS or a court will conclude that Black Titan is not treated as a U.S. corporation pursuant to Section 7874.

If the IRS were to successfully challenge Black Titan’s status as a non-U.S. corporation for U.S. federal income tax purposes, Black Titan and certain holders of Ordinary Shares would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Black Titan and potential future withholding taxes on certain non-U.S. holders of Ordinary Shares, subject to the application of any income tax treaty that might apply to reduce such withholding taxes. Moreover, the Treasury Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations or U.S. partnerships for purposes of Section 7874 of the Code as part of a plan or conducted over a 36-month period. Therefore, even if the Section 7874 Percentage was such that Black Titan were still respected as a non-U.S. corporation under Section 7874 of the Code, Black Titan may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If Black Titan were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, Section 7874 of the Code and the Treasury Regulations thereunder could exclude certain shares of Black Titan attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 of the Code would apply to such subsequent acquisition.

The remainder of this discussion assumes that Black Titan will not be treated as a U.S. corporation for U.S. federal income tax purposes. However, Black Titan cannot assure you that Black Titan will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

U.S. Federal Income Tax Consequences of Ownership and Disposition of Ordinary Shares

Distribution on Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution on Black Titan Ordinary Shares that is made out of Black Titan’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will generally be taxable to a U.S. Holder as dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction under the Code. To the extent that the amount of the distribution exceeds Black Titan’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale. However, it is not expected that Black Titan will maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by Black Titan with respect to the Ordinary Shares will be reported as dividend income.

Dividends received by non-corporate U.S. Holders (including individuals), from a “qualified foreign corporation” may be “qualified dividend income” (“QDI”) eligible for preferential rate of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if either it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision, or with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. There is no U.S. income tax treaty with the Cayman Islands. Further, although the Treasury guidance indicates that shares listed on the Nasdaq (on which the Ordinary Shares are currently listed) should be considered readily tradable on an established securities market in the United States, there can be no assurance that the Ordinary Shares will be considered readily tradable on an established securities market in any future year. In addition, Black Titan will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Status.” U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from Black Titan.

Subject to certain conditions and limitations, including certain additional requirements under the recent Treasury Regulations, withholding taxes, if any, on dividends paid by Black Titan may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules depending on the circumstances. In addition, for purposes of calculating the U.S. foreign tax credit, dividends paid on the Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

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

Passive Foreign Investment Company Status

The U.S. federal income tax treatment of U.S. Holders of the Ordinary Shares could be materially different from that described above if Black Titan is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC with respect to a shareholder, subject to certain exceptions, it will always be treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Black Titan has not made a determination as to whether it currently is, or in the future may become, a PFIC, including whether it may be classified as a PFIC for its taxable year that includes the date of the Business Combination. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of Black Titan is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the assets and income of Black Titan. Further, because Black Titan may value its goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would generally increase the relative percentage of its passive assets. Moreover, Black Titan may be classified as a PFIC for its taxable year that includes the date of the closing of the Business Combination as a result of interest income that Black Titan earns on its deposits, which generally will be treated as passive income. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that Black Titan is a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If Black Titan is or becomes a PFIC during any year in which a U.S. Holder holds Black Titan Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules, which are (i) the Excess Distribution Regime (which is the default regime), (ii) the QEF regime, and (iii) the Mark-to-Market Regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder. In each case, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to QDI discussed above in “— Distributions on Black Titan Ordinary Shares” regardless of which of the foregoing regimes would apply.

Certain of the PFIC rules may affect U.S. Holders with respect to equity interests in subsidiaries and other entities which Black Titan may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that Black Titan does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to Black Titan and any of Black Titan’s subsidiaries.

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

The QEF Regime

If Black Titan is a PFIC, a U.S. Holder of Black Titan Ordinary Shares may avoid taxation under the Excess Distribution Regime described above in respect to the Black Titan Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Black Titan Ordinary Shares only if Black Titan provides U.S. Holders on an annual basis with certain financial information specified under applicable Treasury Regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance that Black Titan will have timely knowledge of its status as a PFIC in the future or that Black Titan will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. If Black Titan owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Black Titan’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Black Titan will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, Black Titan may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Black Titan will be able to cause the Lower-Tier PFIC to provide such required information.

A U.S. Holder that makes a QEF election with respect to its Black Titan Ordinary Shares would generally be required to include in income for each year that Black Titan is treated as a PFIC the U.S. Holder’s pro rata share of Black Titan ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Ordinary Shares. Any net deficits or net capital losses of Black Titan for a taxable year would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Ordinary Shares would be increased by the amount of income inclusions under the QEF Regime. Dividends actually paid on the Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Ordinary Shares by a corresponding amount.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. holder’s holding period for the Ordinary Shares in which Black Titan is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the Excess Distribution Regime. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Regime to its Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Regime described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Ordinary Shares.

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

The Mark-to-Market Regime

As an alternative to the QEF Regime, if Black Titan is a PFIC and the Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such U.S. Holder’s Ordinary Shares for the first taxable year in which it holds (or is deemed to hold) Ordinary Shares and each subsequent taxable year to elect out of the Excess Distribution Regime discussed above.

If a U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares, such U.S. Holder generally will include in income for each year that Black Titan is treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions Black Titan makes would generally be subject to the rules discussed above under “— Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

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

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which Black Titan is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Regime. A U.S. holder that first makes a mark-to-market election with respect to the Ordinary Shares in a later year will continue to be subject to the Excess Distribution Regime during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Regime generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

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

Reporting Requirements

A U.S. Holder of a PFIC may generally be required to file an IRS Form 8621 on an annual basis and to provide such other information as the IRS may require. Failure to do so will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if Black Titan is a PFIC.

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

It is assumed in the following discussion that Black Titan is not treated as a U.S. corporation under the rules discussed above under “— Tax Residence of Black Titan for U.S. Federal Income Tax Purposes.”

Ownership and Disposition of Ordinary Shares

Assuming that Black Titan is not treated as a U.S. corporation for U.S. federal income tax purposes, a Non-U.S. Holder of Ordinary Shares generally should not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Ordinary Shares or any gain recognized on a sale or other disposition of Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s Ordinary Shares) unless the dividend or gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder). In addition, special rules may apply to a Non-U.S. Holder who is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, or is otherwise considered a United States resident for U.S. federal income tax purposes, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Ordinary Shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. If we acquire digital assets under our DAT+ strategy, we may also be exposed to extreme digital asset price volatility, liquidity constraints, market sentiment shifts and resulting impairment or losses. See Note 13 to our consolidated financial statements included elsewhere in this report for further details.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of July 31, 2026. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective because we identified two material weaknesses in our internal control over financial reporting related to (i) lack of accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with U.S. GAAP and the SEC requirements, and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system.

To remediate the material weaknesses, we begun and will continue to (A) hire additional finance and accounting staff with qualifications and work experience in U.S.GAAP and SEC reporting requirements to formalize the key internal control over financial reporting; (B) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with U.S.GAAP and SEC reporting requirements; and (C) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control.

Management’s Annual Report on Internal Control over Financial Reporting

Black Titan is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that Black Titan include a report from management on the effectiveness of Black Titan’s internal control over financial reporting in Black Titan’s annual report on Form 20-F beginning with Black Titan’s annual report in Black Titan’s second annual report on Form 20-F after becoming a public company. In addition, once Black Titan ceases to be an “emerging growth company” as such term is defined in the JOBS Act, Black Titan’s independent registered public accounting firm must attest to and report on the effectiveness of Black Titan’s internal control over financial reporting. Moreover, even if Black Titan’s management concludes that Black Titan’s internal control over financial reporting is effective, Black Titan’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with Black Titan’s internal controls or the level at which Black Titan’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from Black Titan. In addition, after Black Titan becomes a public company, Black Titan’s reporting obligations may place a significant strain on Black Titan’s management, operational and financial resources and systems for the foreseeable future. Black Titan may be unable to timely complete its evaluation testing and any required remediation.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended July 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by Guangdong Prouden CPAs GP, our independent registered public accounting firm, during the period indicated.3

	2026	2025
Audit fees(1)		130,000
Audit related fees(2)		85,000
Tax fees(3)		-
All Other Fees		-
Total		215,000

Notes:

(1)	Audit Fees. Audit fees consist of fees for the audit of our annual financial statements and the reviews of our interim financial statements. Audit fees for each period also include related services that are normally provided in connection with registration statements.

(2)	Audit-related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees. Tax fees consist of fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Guangdong Prouden CPAs GP, including audit services and audit-related services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 29, 2026, the audit committee (the “Audit Committee”) of the board of directors of Black Titan Corporation (the “Company”) approved the change of the Company’s independent registered public accounting firm from Enrome LLP (“Enrome”) to Guangdong Prouden CPAs GP (“Guangdong Prouden”). The engagement with Enrome ended as of January 30, 2026, and the engagement of Guangdong Prouden became effective as of February 13. 2026. The change was approved by the Audit Committee of the Company’s board of directors. The Company’s decision of the dismissal was not the result of any disagreement between the Company and Enrome on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

ITEM 19. EXHIBITS

2.1	Agreement and Plan of Merger, dated as of August 19, 2024 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on June 2, 2025).
3.1	Fourth Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of Black Titan Corporation, adopted by special resolution dated September 18, 2025 (incorporated by reference to Exhibit 3.2 to Post-effective Amendment no.1, filed September 26, 2025, to Registration Statement on Form F-4 (Reg. no 333-287709).
3.2	Certificate of Designations for Series A Preferred Shares of Black Titan Corporation (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on July 3, 2025).
3.3	Certificate of Designations for Series B Preferred Shares of Black Titan Corporation (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1/A, (Reg. no 333-293538), filed on June, 2026).
3.4	Share Exchange Agreement, dated as of July 25, 2025 (incorporated by reference to Exhibit 10.7 to Post-effective Amendment no.1, filed September 26, 2025, to Registration Statement on Form F-4 (Reg. no 333-287709).).
3.5	Lease between registrant and Boustead Nucleus Sdn Bhd, dated 29 August 2024 (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on June 2, 2025).
3.6	Letter of Appointment between KE Systems Sdn. Bhd. and Ho Say San, dated 1 February 1988 and Annual Review letter dated 8 August 2023 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on June 2, 2025).
3.7	Consulting Services Agreement, dated 2024, between Sire and TalenTec, as amended (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on June 2, 2025).
3.8	Credit Facility –between TalenTec and Alliance Bank, dated 28 April 2020 incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on June 2, 2025)
3.9	Credit Facilities – between TalenTec and Alliance Bank, dated 08 November 2021 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on June 2, 2025).
3.10	Facility Agreement between TalenTec and Alliance Bank Malaysia Berhad, dated 29 August 2021, as amended (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on June 2, 2025).
3.11	Amended and Restated Investment Agreement, dated July 25, 2024, between Goh Chee Siong and TalenTec and certain other shareholders of TalenTec (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4, (Reg. no 333-287709), filed on June 2, 2025).
3.12	Registration Rights Agreement, dated as of October 1, 2025, between Black Titan and Danny Vincent Dass (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on October 9, 2025)
3.13	Registration Rights Agreement, dated as of March 29, 2025, by and among TTNP and Blue Harbour Asset Management L.L.C-FZ. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 ((Reg. no 333-287709), filed on June 2, 2025)
4.1	Securities Purchase Agreement, dated January 12, 2026, by and between Black Titan Corporation and ATW Digital Asset Opportunities XII LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on February 18, 2026).
4.2	Registration Right Agreement, dated January 12, 2026, by and between Black Titan Corporation and ATW Digital Asset Opportunities XII LLC (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on February 18, 2026).
4.3	Senior Unsecured Convertible Note, dated January 16, 2026, in the original principal amount of $1,515,000, issued by Black Titan Corporation to a U.S. Institutional Investor (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on February 18, 2026).
4.4	First Amendment to the Securities Purchase Agreement, dated as of May 11, 2026, by and between Black Titan Corporation and ATW Digital Asset Opportunities XII LLC (incorporated by reference to Exhibit 10.17 to Amendment No. 2 to the Registration Statement on Form F-1 filed on May 12, 2026).
4.5	First Amendment to the Registration Rights Agreement, dated as of May 11, 2026, by and between Black Titan Corporation and ATW Digital Asset Opportunities XII LLC (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to the Registration Statement on Form F-1 filed on May 12, 2026)
4.6	First Amendment to the Senior Unsecured Convertible Note, dated as of May 11, 2026, by and between Black Titan Corporation and ATW Digital Asset Opportunities XII LLC (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Registration Statement on Form F-1 filed on May 12, 2026).
11*	Insider Trading Policy
12.1*	Certification of Co -Chief Executive Officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Co -Chief Executive Officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Co -Chief Executive Officer sand Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1*	Black Titan list of subsidiaries
99.1	Audit Committee Charter (incorporated by reference to Exhibit 99.2 to the Annual Report on Form 20-F filed on November 28, 2025)
99.3	Compensation Committee Charter (incorporated by reference to Exhibit 99.3 to the Annual Report on Form 20-F filed on November 28, 2025)
97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 20-F filed on November 28, 2025)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

BLACK TITAN CORPORATION

November 6, 2026	By:	/s/ Brynner Chiam
	Name:	Brynner Chiam
	Title:	Interim Co-Chief Executive Officer and Chief Financial Officer

	By:	/s/ Shang Ju Lin
	Name:	Shang Ju Lin
	Title:	Co-Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

BLACK TITAN CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Black Titan Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Black Titan Corporation (the “Company”) as of July 31, 2026, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year ended July 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2026, and the results of its operations and its cash flows for the year ended July 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

Guangzhou, China

We have served as the Company’s auditor since 2026.

November 6, 2026

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

November 28, 2025

BLACK TITAN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data, or otherwise noted)

	As of July 31,	As of July 31,
	2025	2026
ASSETS
Current assets:
Cash	$575,111	$2,865,872
Restricted cash	608,820	652,718
Accounts receivable, net	167,153	154,866
Deferred costs	345,780	285,488
Deferred offering cost	710,300	-
Prepaid expenses and other current assets (including prepaid expenses to related parties of nil and US$1,687,985 as of July 31, 2025 and 2026, respectively)	55,731	1,928,109
Total current assets	2,462,895	5,887,053

Non-current assets:
Property and equipment, net	107,965	102,218
Operating lease right-of-use assets, net	151,642	277,201
Prepaid expenses to related parties, non-current	-	868,280
Other non-current assets	-	463,060
Total non-current assets	259,607	1,710,759

TOTAL ASSETS	2,722,502	7,597,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	289,246	221,872
Notes payable	130,910	113,972
Contract liability	573,312	491,600
Accrued expenses and other current liabilities	603,504	454,477
Current portion of long-term borrowings	19,597	-
Operating lease liabilities, current	63,817	56,749
Total current liabilities	1,680,386	1,338,670

Non-current liabilities:
Convertible notes	-	376,090
Derivative liability	-	485,993
Operating lease liabilities, non-current	87,825	220,452
Convertible preferred shares	-	1,000,000
Total non-current liabilities	87,825	2,082,535

TOTAL LIABILITIES	1,768,211	3,421,205

Commitments and contingencies (Note 16)

Shareholders’ equity
Ordinary shares (par value of US$0.001 per share; 1,000,000,000 shares authorized; 4,943,920 and 11,243,399 shares issued and outstanding as of July 31, 2025 and 2026, respectively)*	4,944	11,243
Additional-paid in capital	986,538	9,917,843
Accumulated deficit	(49,207)	(5,891,956)
Accumulated other comprehensive income	12,016	139,477
Total shareholders’ equity	954,291	4,176,607
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,722,502	$7,597,812

*	The shares are presented on a retroactive basis to reflect the reverse recapitalization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

BLACK TITAN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except for share data, or otherwise noted)

	For the Years Ended July 31,
	2024	2025	2026

Revenues	$2,124,496	$2,683,126	$2,179,189
Cost of revenues	1,437,661	1,798,198	1,731,944
Gross profit	686,835	884,928	447,245

Operating expenses:
Selling and marketing expenses	16,822	24,773	37,424
General and administrative expenses (including general and administrative expenses from related parties of nil, nil and US$1,451,182 for the years ended July 31, 2024, 2025 and 2026)	551,353	634,105	6,121,599
Total operating expenses	568,175	658,878	6,159,023

Income/(loss) from operations	118,660	226,050	(5,711,778)

Interest expense, net	(48,329)	(13,905)	(213,151)
Other income/ (expense), net	82,896	(2,234)	105,790
Total other income/(expense), net	34,567	(16,139)	(107,361)

Income/(loss) before income taxes	153,227	209,911	(5,819,139)
Income tax expenses	-	-	23,610
Net income/(loss)	$153,227	$209,911	$(5,842,749)

Other comprehensive income:
Foreign currency translation adjustment, net of tax of nil	(30,932)	64,567	127,461
Comprehensive income/(loss)	$122,295	$274,478	$(5,715,288)

Earnings/(loss) per share
Basic and diluted	0.0359	0.0425	(0.6480)
Weighted average number of ordinary shares
Basic and diluted	4,273,183	4,943,920	9,016,565

*	The shares are presented on a retroactive basis to reflect the reverse recapitalization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

BLACK TITAN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for share data, or otherwise noted)

	Preferred shares*		Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	loss	equity
Balance as of July 31, 2023	-	$-	4,262,000	$4,262	$187,220	$(412,345)	$(21,619)	$(242,482)
Share issued	-	-	681,920	682	799,318	-	-	800,000
Net income	-	-	-	-	-	153,227	-	153,227
Foreign currency translation adjustment	-	-	-	-	-	-	(30,932)	(30,932)
Balance as of July 31, 2024	-	$-	4,943,920	$4,944	$986,538	$(259,118)	$(52,551)	$679,813

Balance as of July 31, 2024	-	$-	4,943,920	$4,944	986,538	$(259,118)	$(52,551)	$679,813
Net income	-	-	-	-	-	209,911	-	209,911
Foreign currency translation adjustment	-	-	-	-	-	-	64,567	64,567
Balance as of July 31, 2025	-	$-	4,943,920	$4,944	986,538	$(49,207)	$12,016	$954,291

Balance as of July 31, 2025	-	$-	4,943,920	$4,944	986,538	$(49,207)	$12,016	$954,291
Net loss		-	-		-	(5,842,749)	-	(5,842,749)
Reverse recapitalization	60,000	60	2,779,700	2,780	(945,064)	-	-	(942,224)
Issuance of ordinary shares for conversion of Series A convertible preferred shares			1,474,530	1,474	5,498,526	-	-	5,500,000
Issuance of ordinary shares to services provider	-	-	1,400,001	1,400	4,006,047	-	-	4,007,447
Issuance of ordinary shares upon the conversion of Series C convertible preferred shares	(60,000)	(60)	176,470	176	(116)	-	-	-
Issuance of ordinary shares upon the conversion of convertible notes	-	-	468,778	469	371,912	-	-	372,381
Foreign currency translation adjustment	-	-	-	-	-	-	127,461	127,461
Balance as of July 31, 2026	-	$-	11,243,399	$11,243	9,917,843	$(5,891,956)	$139,477	$4,176,607

*	The shares are presented on a retroactive basis to reflect the reverse recapitalization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

BLACK TITAN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share data, or otherwise noted)

	For the Years Ended July 31,
	2024	2025	2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$153,227	$209,911	$(5,842,749)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Allowance/(Reversal) for credit losses	19,494	(861)	-
Depreciation of property and equipment and amortization of intangible assets	257	19,341	35,664
Amortization of right-of-use assets	35,417	43,408	59,435
Interest expense	3,578	13,422	213,151
Fair value changes of derivative liability	-	-	(346,729)
Issuance cost allocated to derivative liability	-	-	121,751
Consulting service fee settled by shares	-	-	1,451,182
Loss on extinguishment of debt	-	-	123,340
Loss on issuance of Series B convertible preferred shares	-	-	200,000
Gain on forgiveness of debt	-	-	(403,085)
Settlement fee related to a former employee	-	-	800,000
Changes in operating assets and liabilities
Accounts receivable	(114,571)	139,758	19,640
Contract assets	870	3,556	-
Deferred costs	(55,299)	(184,349)	75,757
Prepaid expenses and other current assets	2,999	(13,538)	492,510
Lease liabilities	(36,214)	(43,408)	(59,435)
Accounts payable	53,089	124,359	(340,175)
Contract liabilities	49,455	59,848	(107,304)
Accrued expenses and other current liabilities	79,252	22,771	(1,070,978)
Other non-current assets	-	-	(463,164)
Net cash provided by/(used in) operating activities	191,554	394,218	(5,041,189)

CASH FLOWS FROM INVESTING ACTIVITY:
Purchase of property and equipment	(1,526)	(123,425)	(19,861)
Cash acquired in reverse recapitalization	-	-	1,955,450
Net cash (used in)/ provided by investing activity	(1,526)	(123,425)	1,935,589

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	800,000	-	-
Repayment of bank overdrafts	(127,106)	-	-
Issuance of Series A convertible preferred shares	-	-	5,500,000
Proceeds/(Repayment) of notes payable	35,072	(208,467)	(22,776)
Repayments of long-term borrowings	(119,594)	(84,196)	(25,560)
Proceeds on issuance of convertible note, net of transaction costs	-	-	1,192,450
Loans provided by a related party	111,690	-	-
Repayment to a related party	(143,602)	-	-
Payment for deferred offering cost	-	(124,542)	(257,844)
Payment for warrant settlement	-	-	(1,071,025)
Net cash provided by/ (used in) financing activities	556,460	(417,205)	5,315,245

Effect of exchange rate changes	(60,531)	96,313	125,014

Net increase/ (decrease) in cash and restricted cash	685,957	(50,099)	2,334,659

Cash and restricted cash, at beginning of year	548,073	1,234,030	1,183,931
Cash and restricted cash, at end of year	$1,234,030	$1,183,931	$3,518,590

RECONCILIATION OF CASH AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash	684,497	575,111	2,865,872
Restricted cash	549,533	608,820	652,718
Total cash and restricted cash	$1,234,030	$1,183,931	$3,518,590

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	$-	$-	$4,420
Interest paid	21,004	14,983	18,146

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION:
Lease liability arising from obtaining right-of-use asset	-	191,619	178,137
The amount due to a related party reduced as it is no longer identified as a related party	-	377,317	-
Payment of professional fees by a related party	355,450
Ordinary shares issued in exchange and prepaid for services provided	-	-	4,007,447
Issuance of shares for the reverse acquisition	-	-	942,224
Issuance of Series B Preferred Shares in exchange for ARC’s payment of settlement fees related to a former employee	-	-	800,000

The accompanying notes are an integral part of these consolidated financial statements.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Organization

Black Titan Corporation (formerly known as BSKE Limited) (the “Company”, with its subsidiaries collectively as the “Group”) was incorporated under the laws of the Cayman Islands on July 11, 2024. The Company was formed for the purpose of effecting a merger among Titan Pharmaceuticals Inc. (“TTNP”), and TalenTec Sdn Bhd (“TalenTec”, formerly known as KE Sdn. Bhd. “KE Sdn Bhd”) through a series of transactions pursuant to the definitive agreement entered into on August 19, 2024. As a result of the transactions, TTNP and TalenTec are surviving entities and have become wholly owned subsidiaries of the Company, with the Company serving as a public-listed company whose shares shall be traded on Nasdaq.

TTNP is incorporated in Delaware and prior to the Merger, TTNP had divested its operating assets and was pursuing strategic alternatives. TTNP is inactive after the Merger.

TalenTec is a private limited company incorporated and domiciled in Malaysia, which is principally engaged in software implementation and training.

Keda Pte. Ltd. (“KEDAS”), which is 100% owned by TalenTec, was incorporated in Singapore. KEDAS is principally engaged in software services.

PT Talentec Konsultindo Nusantara. (“PT”), which is 100% owned by TalenTec, was incorporated in Indonesia on April 14, 2026. PT plans to engage in software services.

TalenTec and KEDAS provide Human Capital Management (HCM) technology consulting services to help client organizations streamline business operations, increase employee productivity and improve employee engagement.

(b) Reverse recapitalization

On October 1, 2025 (the “Closing Date”), the Company consummated the acquisition of all the issued and outstanding shares of TTNP and TalenTec in accordance with the terms of the Merger Agreement in two steps (the “Merger”):

TTNP Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of TTNP, merged with and into TTNP. Merger Sub ceased to exist and TTNP became the surviving corporation and a direct wholly owned subsidiary of the Company. Each issued and outstanding share of common stock of TTNP was exchanged for one ordinary share of the Company. Trading of TTNP’s common stock on the Nasdaq Capital Market ceased at the close of business on October 1, 2025, and the Company’s ordinary shares commenced trading on Nasdaq on October 2, 2025 under the ticker symbol “BTTC”.

In accordance with the terms of the Share Exchange Agreement, immediately following the effectiveness of the merger, each TalenTec shareholder contributed and exchanged all of its shares in TalenTec for the Company’s ordinary shares (“Black Titan Ordinary Shares”). As a result of the share exchange, TalenTec became a direct wholly owned subsidiary of the Company. Pursuant to the terms of the Share Exchange Agreement, each TalenTec shareholder contributed all of such shares in TalenTec to the Company, and, in exchange, the Company issued to the TalenTec’s shareholders, for each share contributed, 8.524 newly-issued Black Titan Ordinary Shares. Upon the execution of the Merger, a total of 7,210,800 Black Titan Ordinary Shares were issued in the aggregate.

TalenTec was determined to be the accounting acquirer given it effectively controlled the combined entity after the transaction. The transaction is not a business combination because the Company upon its merger with TTNP (as the accounting acquiree) was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by TalenTec for the net liabilities of the Company upon its merger with TTNP, accompanied by a recapitalization. As TalenTec is determined as the accounting acquirer, the historical financial statements of TalenTec became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization.

The consolidated statements of changes in shareholders’ equity for the year ended July 31, 2025 were also adjusted retrospectively to reflect these changes.

At the completion of the reverse recapitalization, the combined net liabilities of BTTC and TTNP acquired by TalenTec were in the amount of US$28,895 as shown below.

As of September 30,
2025
Cash	$1,955,450
Prepaid expenses and other current assets	674,533
Property and equipment, net	5,252
Total assets	2,635,235

Accounts payable	$261,083
Accrued expenses and other current liabilities	2,403,047
Total liabilities	2,664,130

Net liabilities	$(28,895)

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

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

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c) Use of estimates

Preparation of consolidated financial statements requires management estimates that affect reported amounts. Significant estimates include observable standalone selling prices for performance obligations, allowances for expected credit losses, fair value of the convertible preferred shares and bifurcated embedded derivative liability of the Group’s convertible notes issued, valuation allowance of deferred tax assets, estimates for useful lives and impairment of long-lived assets, and the estimated useful life of the technology relevant for the deferred costs.

(d) Foreign currency translation and transaction

The reporting currency is the U.S. dollar (“US$”). The functional currency of the Company and TTNP is U.S. dollar; TalenTec and KEDAS use Malaysian Ringgit (“RM”) and Singapore Dollar (“SGD”), PT uses Indonesian Rupiah (“IDR”) respectively.

The consolidated statements of operations and comprehensive income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. The gain from foreign currency transactions amounted to US$49,290 and loss from foreign currency transactions amounted to US$24,695 and US$13,730 for the years ended July 31, 2024, 2025 and 2026, respectively.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of July 31,	As of July 31,
Balance sheet items, except for equity accounts	2025	2026
US$ against RM	4.2625	4.0824
US$ against SGD	1.2977	1.2828
US$ against IDR	Not applicable	18,058

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

	For the Years Ended July 31,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2024	2025	2026
US$ against RM	4.7005	4.3612	4.071
US$ against SGD	1.3491	1.3192	1.2844
US$ against IDR	Not applicable	Not applicable	17,006

(e) Cash, restricted cash

Cash consist of cash on hand and the Group’s demand deposits placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Restricted cash represents fixed deposits pledged to the licensed bank for overdraft and bank guarantee facilities granted to the Group.

(f) Expected credit loss

The Group’s accounts receivable and deposits included in prepaid expenses and other current assets are within the scope of ASC Topic 326. Under ASC Topic 326, the Group makes estimates of expected credit losses based on assessment of various factors, including historical experience, the age of the account balances, credit quality of certain receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.

(g) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated depreciation rates are as follows.

Category	Rate
Computer, terminals & peripherals	20%-40%
Furniture, fittings, office equipment & renovation	10%-20%

For the years ended July 31, 2024, 2025 and 2026, there was no impairment of long-lived assets.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets.

(h) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. For the years ended July 31, 2024, 2025 and 2026, there was no impairment of long-lived assets.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

(i) Lease

Under ASU No. 2016-02 “Leases” (“ASC 842”), the Group elected the short-term lease exemption for all contracts with an original lease term of 12 months or less.

The Group determines whether an arrangement constitutes a lease and records lease liabilities and ROU assets on its consolidated balance sheets at the lease commencement date. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate. The interest rate implicit in lease contracts is typically not readily determinable, and therefore, the Company utilize our incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Group measures the operating lease right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. One of the Group’s lease contracts includes an option to extend the lease, and the Group has already included in the lease term the period covered by this option that the Group is reasonably certain to exercise.

(j) Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value:

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

Level 3 is used for the fair value of the convertible preferred shares and bifurcated conversion feature of the convertible note (see Note 8). Carrying amounts of cash, restricted cash, receivables, payables, notes payable and accrued expenses approximate fair value due to short maturities. There were no transfers between levels during the years presented.

(k) Convertible notes

The Group evaluates its convertible note to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 480, “Distinguish by Liabilities from Equity”, and ASC 815, “Derivatives and Hedging”. The Group has evaluated whether the conversion feature of the Initial Note (Note 8) is considered an embedded derivative instrument subject to bifurcation. Based on the Group’s evaluation, the conversion feature is required to be bifurcated as a separate unit of liability account and measured at fair value as it is not clearly and closely related to the debt host contract. The fair value of the bifurcated conversion feature was US$485,993 as of July 31, 2026 and was recorded as a non-current derivative liability in the consolidated balance sheet. Changes in fair value of the derivative liability are recognized in the changes in the fair value of financial instruments in the consolidated statement of operations and comprehensive income (loss). The host of Initial Note was measured at amortized cost using the effective interest method.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

(l) Revenue recognition

The Group’s revenue streams comprise maintenance services, implementation services, SaaS subscriptions, software licenses and other support services.

(i) Maintenance services

The Group provides technical support and maintenance services and acts as a principal in these arrangements. The services are considered stand-ready obligation to provide services available for the customer to use, thus is one performance obligation. The transaction price is fixed with no variable considerations in these arrangements. Revenue for maintenance services is recognized over time using the input method as the cost of services incurred, generally on a straight-line basis over the contract term. For contracts charged on a per man-day basis, revenue is recognized based on the man-days of services rendered during the period. The Group has no material obligations for returns or refunds for services already provided.

(ii) Implementation services

The Group provides services of setting the customer up in, and loading data into, the software that the Group has sold or licensed to the customer, which are considered set-up activities. The Group acts as a principal in these arrangements. Implementation fees are typically billed up front and as the services are performed. There is one performance obligation to deliver an implementation package with highly interdependent and interrelated services. The transaction price is fixed with no variable considerations in these arrangements. Revenue is recognized over time using the output method, with progress measured by the customer’s acceptance of milestones. The Group has no material obligations for returns or refunds for services already provided.

(iii) SaaS subscription services

The Group provides subscription access and acts as a principal in these arrangements. There is a single performance obligation to provide access for the customer as needed. The transaction price is fixed with no variable considerations in these arrangements. Revenue is recognized over time using the output method on a straight-line basis over the subscription period, as access is provided to customers. The Group has no material obligations for returns or refunds for services already provided.

(iv) Licensing fees

Revenue for licensing fee is recognized at the point where the software licenses are made available to a customer. Licensing fee is typically billed in advance. There is a single performance obligation to provide license for the customer. The transaction price is fixed with no variable considerations in these arrangements. The Group has no material obligations for returns or refunds for services already provided.

(v) Other revenues

Other revenues are mainly derived from training services, sales of hardware and other support activities associated with its software. Revenue is generally recognized over the service period, as the underlying services are performed. The Group has no material obligations for returns or refunds for services already provided.

Contracts with multiple performance obligations

For contracts with more than one performance obligation, the Group allocates the transaction price to the performance obligations with observable standalone selling prices, and using a residual approach to estimate for those with uncertain standalone selling prices.

The following table disaggregates the Group’s revenue for the years ended July 31, 2024, 2025 and 2026:

	For the Years Ended July 31,
	2024	2025	2026
Net revenues:
Maintenance services	$902,821	$965,437	$953,258
Implementation services	833,886	1,025,021	677,499
SaaS subscription fees	277,109	342,071	524,620
Licensing	94,727	112,607	-
Other	15,953	237,990	23,812
Total	$2,124,496	$2,683,126	$2,179,189

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

The following table presents revenue classified by timing of revenue recognition for the years ended July 31, 2024, 2025 and 2026:

	For the Years Ended July 31,
	2024	2025	2026

Point in time	$94,727	$112,607	$-
Over time	2,029,769	2,570,519	2,179,189
Total	$2,124,496	$2,683,126	$2,179,189

Contract balances

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances. Contract liabilities of US$573,312 and US$491,600 as of July 31, 2025 and 2026 were recognized or expected to be recognized as revenues in the following twelve months.

(m) Cost of revenues

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

(n) Deferred costs

The Group capitalizes certain system support costs that are identifiable and directly related to the provision of its services to customers. The Group analyzes such costs that may be capitalized to assess their recoverability and only capitalizes costs that it anticipates being recoverable through the term of the associated contract. The Group begins amortizing the deferred costs to cost of revenues once the revenue recognition criteria have been met, and the Group amortizes those deferred costs ratably over the expected period of customer benefit. The Group has determined this period to be the estimated life of the technology for new contracts. The Group determined the period of benefit by considering factors such as historically high renewal rates with similar customers and contracts, initial contract length, an expectation that there will still be a demand for the product at the end of its term, and the significant costs to switch to a competitor’s product, all of which are governed by the estimated useful life of the technology. The Group monitors deferred costs for impairment and records impairment when customers terminate or allow services to lapse due to contract modifications and/or from other assessments as needed. Any impairment losses identified are recognized in the form of an expense acceleration with the applicable amount recorded to deferred costs on the consolidated balance sheet and in cost of revenues in the consolidated statements of comprehensive income. The deferred costs are expected to be amortized during the succeeding twelve-month period, and recorded in current assets on the consolidated balance sheets. As of July 31, 2025 and 2026, the Group recorded deferred costs of US$345,780 and US$285,488 on its consolidated balance sheets.

(o) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salaries and other personnel-related costs, (ii) marketing and advertising expenses, and (iii) travel and business expenses.

(p) General and administrative expenses

General and administrative expenses mainly consist of (i) professional service fees, (ii) salaries, and other personnel-related costs, (iii) consulting services fee and (iv) rental and depreciation related to general and administrative personnel.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

(q) Income taxes

The Group accounts for income taxes under ASC 740 Income Taxes. Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred tax assets are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods and the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The effect on deferred tax assets of a change in tax rates is recognized in income in the period including the enactment date.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions for the years ended July 31, 2024, 2025 and 2026, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax, if any, are classified as income tax expense in the period incurred.

(r) Related party transactions

The Group accounts for related party transactions in accordance with ASC 850 Related Party Disclosures.

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

(s) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net income is not allocated to other participating securities if, based on their contractual terms, they are not obligated to share the losses. The Company’s preferred shares are participating securities for the rights to dividends in the same form as that actually paid on ordinary shares. There was no allocation of losses to the preferred shares for the year ended July 31, 2026 as preferred shareholders do not have contractual obligations to share in losses, and the net loss for the period was allocated entirely to the ordinary shares.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

Diluted earnings (loss) per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

The weighted-average number of ordinary shares outstanding used in computing earnings per ordinary share (basic and diluted) for the years ended July 31, 2024 and 2025 has been retrospectively adjusted from TalenTec’s historical weighted-average ordinary shares to reflect the application of the 8.524:1 exchange ratio in the reverse recapitalization. The earnings (loss) per share before and after the retrospective adjustment are as follows:

	For the year ended July 31, 2025
	Before adjustment	After adjustment
Earnings (loss) per share
Basic and diluted	$0.3619	$0.0425
Weighted average number of ordinary shares
Basic and diluted	580,000	4,943,920

	For the year ended July 31, 2024
	Before adjustment	After adjustment
Earnings (loss) per share
Basic and diluted	$0.3057	$0.0359
Weighted average number of ordinary shares
Basic and diluted	501,312	4,273,183

(t) Comprehensive income

Comprehensive income is defined to include all changes in shareholders’ equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(u) Segment reporting

The Group operates as one reportable segment. The CODM is the Chief Executive Officer, who reviews consolidated net income to allocate resources and assess performance. As a single-segment public entity, the Group has adopted ASU 2023-07; expanded segment information is not separately presented because it is the same as the consolidated information in these financial statements. The Group’s long-lived assets are substantially located in Malaysia.

Significant segment expenses regularly provided to the CODM are cost of revenues, selling and marketing expenses, and general and administrative expenses, as presented in the consolidated statements of operations.

(v) Share-based payment

Equity-classified share-based payment awards issued to non-employees for services are accounted for under ASC 718 and measured at grant-date fair value based on the quoted market price of the Company’s ordinary shares. Compensation cost is recognized over the requisite service period in the same manner as if the Group had paid cash for the services - either on a straight-line basis over the contractual term or upon the completion of specified performance milestones, with any unearned portion of shares issued upfront recorded as prepaid service costs until earned.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

(w) Recent accounting pronouncements not yet adopted

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

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Group expects the adoption on this ASU will not have a material effect on the Group’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of July 31,	As of July 31,
	2025	2026
Accounts receivable, gross	$300,871	$294,483
Less: Allowance for credit loss	(133,718)	(139,617)
Accounts receivable, net	$167,153	$154,866

Movement of allowance for credit loss was as follows:

	For the years ended July 31,
	2024	2025	2026
Balance at beginning of the year	$107,013	$125,035	$133,718
Additions	19,494	-	-
Reversal	-	(861)	-
Foreign exchange differences	(1,472)	9,544	5,899
Balance at end of the year	$125,035	$133,718	$139,617

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of July 31,	As of July 31,
	2025	2026
Prepaid consulting service fee (1)	$-	$1,687,985
Prepaid expenses (2)	256	239,074
Deposits	47,654	975
Prepaid taxes	7,821	-
Others	-	75
Prepaid expenses and other current assets	$55,731	$1,928,109

(1)	Prepaid consulting service fee as of July 31, 2026 mainly include prepayment to advisors under financial advisory and consulting service agreements. In December 2025, the Group entered into separate financial advisory and consulting service agreements with three consulting service providers (three related parties as disclosed in Note 14 below). The services under these agreements include general financial advisory services, as well as advisory and support services related to potential capital-raising activities. As of July 31, 2026, the Group issued 466,667 ordinary shares to each provider. The consulting service fee is recognized over the respective contractual service periods - either on a straight-line basis for the time-based service agreement or upon the completion of specified performance milestones for the two milestone-based service agreements, with the unearned portion classified as current or non-current prepaid expenses based on the expected timing of service consumption. For the year ended July 31, 2026, the Group recorded $1,451,182 in administrative expenses related to these three agreements, with a corresponding prepaid expense balance of $1,687,985 recognized as current asset and $868,280 recognized as non-current asset on the consolidated balance sheet as of July 31, 2026.
(2)	Prepaid expenses as of July 31, 2026 primarily comprise the current portions of prepaid marketing expenses and prepaid directors’ and officers’ liability insurance, which will be amortized over the next 12 months.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of July 31,	As of July 31,
	2025	2026
Furniture, Fittings, Office Equipment & Renovation	$112,172	$121,299
Computer Terminal & Peripherals	25,871	47,992
Sub-total	138,043	169,291
Accumulated depreciation	(30,078)	(67,073)
Property and equipment, net	$107,965	$102,218

Depreciation expenses were US$257 and currency translation difference were US$(3,747) for the year ended July 31, 2024.

Depreciation expenses were US$19,341 and currency translation difference were US$10,081 for the year ended July 31, 2025.

Depreciation expenses were US$35,664 and currency translation difference were US$1,331 for the year ended July 31, 2026.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of July 31,	As of July 31,
	2025	2026
Accrued expenses (1)	$28,262	$304,166
Interest payable	2,882	67,468
Tax payable (2)	38,634	43,893
Payroll payable	31,931	27,749
Non-trade creditors (3)	501,795	11,201
Accrued expenses and other current liabilities	$603,504	$454,477

(1)	Accrued expenses primarily consist of US$ 266,998 accrued legal fees related to the settlement of a legal dispute with a former employee (Note 10) and the issuance of convertible notes (Note 8).
(2)	Tax payable mainly include the sales and service tax (“SST”) payable and income tax payable of US$4,133 as of July 31, 2026.
(3)	The balance mainly represented payable to The Sire Group Ltd. amounted to US$377,317 as of July 31, 2025. The Sire Group Ltd., as a former related party of the Group before December 23, 2024, has paid professional fees on behalf of the Group. The payable to The Sire Group Ltd amounted to nil as of July 31, 2026.

7. BORROWINGS

Borrowings consisted of the following:

	As of July 31,	As of July 31,
	2025	2026
Current
Long-term borrowings	$19,597	$-
Total current borrowings	$19,597	$-

Non-Current
Long-term borrowings	-	-
Total non-current borrowings	$-	$-

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

Long-term borrowings represented term loans from commercial banks with term over 1 year and for working capital purpose. Details of the borrowings were summarized as follows:

Lender	Start date	Maturity date	Number of monthly installments	Monthly installment	Interest rate	Principal Amount (US$)	Guarantee
Alliance Bank Malaysia Berhad	March 1, 2021	February 28, 2026	60	US$2,825 (RM12,004)	3.50% per annual	US$152,956 (RM650,000)	1. Joint and several guarantee of the following persons: (i) HO SAY SAN (ii) CHOO YEOW 2. Confirmation of guarantee from Credit Guarantee Corporation Malaysia Berhad for RM520,000

	As of July 31,	As of July 31,
	2025	2026
Weighted-average remaining term (years)	0.07	-
Weighted-average discount rate	3.50%	-

Interest expenses were US$9,467, US$3,006 and US$237 for the years ended July 31,2024, 2025 and 2026, respectively.

8. CONVERTIBLE NOTES

On January 16, 2026, the Company entered into securities purchase agreement (the “SPA”) and Registration Rights Agreement (the “RRA”) with an institutional investor (the “Buyer”) relating to the issuance and sale of a series of original issue discount senior unsecured convertible notes for up to an aggregate principal amount of US$200,000,000 (the “Notes”). The Notes are convertible into ordinary shares of the Company, par value US$0.001 per share.

On January 16, 2026, the Company issued and sold to the Buyer a Note in the original principal amount of US$1,515,000 (the “Initial Note”) at a purchase price of US$1,363,500 representing an original issuance discount of 10% to the principal of the Initial Note. Unless earlier converted, the Initial Note will mature on January 16, 2028 (the “Maturity Date”). The Note will accrue interest at a rate of 10% per annum, subject to adjustment pursuant to the terms of the Note. Interest is payable on the first Trading Day (as defined in the Note) of each calendar month, with the first being February 2, 2026. The Company has the option, provided certain conditions are met, to pay interest in cash, a combination of cash and ordinary shares, or, with the Buyer’s prior consent, to add the amount of such interest to the outstanding principal of a Note. The Buyer has the right to convert all or a portion of the Note at any time after the date of issuance and prior to the Maturity Date, at a conversion price of US$1.98, with the amount of 110% of the sum of the portion of the principal to be converted, accrued and unpaid interests and late charges as well as any other unpaid amounts (the “Conversion Amount”).

At any time, the Buyer may at the Buyer’s option convert all or any part of the Conversion Amount (the “Alternate Conversion Amount”) into ordinary shares at a conversion rate equal to the quotient of (x) the Conversion Amount, divided by (y) the Alternate Conversion Price; provided, that if an event of default has occurred and is continuing, the Buyer may at the Buyer’s option convert the Alternate Conversion Amount into ordinary shares at a conversion rate equal to the quotient of (x) 120% of the Conversion Amount, divided by (y) the Alternate Conversion Price. Alternate Conversion Price shall be the lower of (i) the applicable conversion price and (ii) the greater of (x) the Floor Price then in effect and (y) 90% of the lowest Volume Weighted Average Price (“VWAP”) of the ordinary shares during the 10 consecutive Trading Days period.

In May 2026, the Company and the holder of the Initial Note amended the Securities Purchase Agreement and the form of Senior Unsecured Convertible Note. The principal change was the removal of the Adjusted Floor Price reset mechanism. Following the amendment, the Floor Price remains fixed at US$0.3248 per ordinary share and is no longer subject to automatic reset. All other material terms of the Initial Note remain unchanged.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

As of July 31, 2026, only Initial Note has been issued under the SPA. The remaining undrawn capacity under the SPA does not give rise to a recognized asset or liability in these financial statements and will be evaluated for recognition and disclosure as additional notes are issued. The Company received net proceeds of US$1,192,450 in January 2026 under the issuance of the Initial Note.

Based on the Group’s evaluation, the conversion feature of the convertible notes is required to be bifurcated as a separate unit of a derivative liability and measured at fair value as it is not clearly and closely related to the debt host contract; while the host of Initial Note initially measured at amortized cost at a discount and accreted over its life. The fair value of the derivative liability was determined by management with the assistance of an independent third-party valuation specialist based on binomial model, which captures the path-dependent payoff of the Alternate Conversion feature, with risk-neutral probabilities applied at each node and discounting at the risk-free rate. Key assumptions are summarized below.

Derivative liability
Discount rate	16.01%
Risk-free rate	4.17%
Dividend yield	-%
Volatility	84.05%

As of July 31, 2026, 468,778 ordinary shares were converted and registered through the Initial Note. The following table provides additional information about the reconciliation of the fair value measurements of the derivative liability using significant unobservable inputs (Level 3):

Derivative liability
Initial fair value as of January 16, 2026	$970,517
Gain on fair value change	(346,729)
Conversion to shares	(137,795)
Fair value as of July 31, 2026	$485,993

The following table provides additional information about the movement of the debt host:

	As of January 16,	For the period ended July 31,
	2026	2026
Par value	$1,515,000	-
Issuance discount	(151,500)	-
Transaction fees allocation	(49,299)	-
Bifurcation of derivative liability	(970,517)	-
Debt host, initial recognition	$343,684	$343,684
Repayment through conversion of shares	-	(97,718)
Amortization	-	130,124
Debt host as of July 31, 2026	-	$376,090

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

9. LEASE

The Group has entered into a non-cancellable operating lease agreement for its office. The Group determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

Balances for the operating leases are presented as follows within the consolidated balance sheets:

	As of July 31,	As of July 31,
	2025	2026
Right-of-use asset	$151,642	$277,201

Lease liability - current	63,817	56,749
Lease liability - non-current	87,825	220,452
Total lease liability	$151,642	$277,201

For the years ended July 31, 2024, 2025 and 2026, lease expense were US$49,473, US$68,521 and US$77,835, respectively and were recognized as general and administrative expenses.

Weighted-average remaining lease term and discount rate are as follows:

	As of July 31,
	2025	2026
Weighted-average remaining lease term (years)	2.25	4.25
Weighted-average discount rate	8.56%	8.56%

As of July 31, 2026, the maturities of the Group’s lease liability are as follows:

FY2027	77,618
FY2028	77,618
FY2029	77,618
FY2030	77,618
FY2031	19,403
Total minimum lease payment	329,875
Less: interest	52,674
Present value of lease obligation	$277,201

10. WARRANT, PREFERRED SHARES AND ORDINARY SHARES

Warrant

By virtue of the Merger, without any action on the part of any holder of TTNP warrants or options, each TTNP warrant or option that was issued and outstanding immediately prior to the Merger become a warrant or option, as applicable, to purchase that number of Black Titan Ordinary Shares equal to the number of shares of TTNP’s common stock that would have been issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Otherwise described, each such warrant or option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying warrant or option immediately prior to the Merger.

Notwithstanding the foregoing, a holder of those certain TTNP warrants initially exercisable October 30, 2020, expiring December 1, 2025; or those certain TTNP warrants initially exercisable January 20, 2021, expiring July 20, 2026; or those certain TTNP warrants initially exercisable February 4, 2022, expiring August 4, 2027 (collectively, the “Warrants”) had the right, within 30 days after consummation of the Merger, to require TTNP to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion. In connection with the Merger, the Company assumed the Warrants. All of the Warrant holders elected to have the Warrants repurchased:

(1)	In October 2025, the Company repurchased the Warrant initially exercisable on October 30, 2020 (exercisable for 16,667 ordinary shares, adjusted from an original 10,000,000 ordinary shares for a 1 for 30 and a 1 for 20 reverse stock splits) based on its Black Scholes Value of US$0.8743 per share, for US$14,572. This Warrant was cancelled and is no longer outstanding as of July 31, 2026;

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

(2)	In October 2025, the Company repurchased the Warrant initially exercisable on January 20, 2021 (exercisable for 34,063 ordinary shares) based on its Black Scholes Value of US$1.6573 per share, for US$56,453. This Warrant was cancelled and is no longer outstanding as of July 31, 2026;

(3)	On October 30, 2025, the Company entered into a Settlement Agreement, dated October 30, 2025, between the Company and Armistice Capital Master Fund Ltd. (“Armistice”). Armistice held a TTNP warrant, initially exercisable on February 4, 2022, for 4,664,038 ordinary shares. In lieu of the payment of the Black Scholes Value, the Board of Directors approved a payment to such investor, consisting of (i) US$1,000,000 in cash, and (ii) the issuance of US$2,000,000 in restricted ordinary shares of the Company at a price of US$3.90 per share, resulting in the issuance of 512,820 restricted ordinary shares, representing the closing price of the shares on October 29, 2025. The warrant was cancelled and is no longer outstanding as of July 31, 2026.

Series A Preferred Shares

On June 20, 2025, the Company and ARC Group Limited (“ARC”) entered into a subscription agreement for the purchase of up to US$4,000,000 of Series A Preferred Shares, which may be drawn down in tranches at the option of the Company by way of a “drawdown” (the “PIPE”). Under the subscription agreement, the Company may, in its sole discretion, and upon written notice to the Series A Investor (the “Drawdown Notice”), sell to the ARC such number of Series A Preferred Shares (each demand referred to as a “Drawdown”) as set forth in the Drawdown Notice, at any time through September 30, 2026. The Series A Preferred Shares are convertible into the Company’s ordinary shares at a conversion price equal to 85% of the VWAP for the trailing five business days as of the date the Company sends a Drawdown Notice. On August 21, 2025, the subscription agreement was amended to increase the amount of Series A Preferred Shares to be purchased thereunder to up to US$6,000,000. There is no redemption provision for Series A Preferred Shares. On October 1, 2025, the Company submitted a Drawdown Notice for US$5,500,000, resulting in the issuance of 5,500 Series A Preferred Shares to the Series A Investor. On January 8, 2026, ARC converted 3,385 Series A Preferred Shares into 907,507 ordinary shares. On March 6, 2026, ARC converted 2,115 Series A Preferred Shares into 567,023 ordinary shares. As of July 31, 2026, all Series A Preferred Shares have been converted.

Series C Preferred Shares

On June 26, 2025, Blue Harbor purchased 60,000 shares of TTNP series C convertible preferred shares for an aggregate purchase price of $600,000 and the conversion price of $3.40. On October 1, 2025 with the closing of reverse recapitalization, 60,000 issued to Blue Harbor series C convertible preferred stock of TTNP were exchanged for 60,000 series C convertible preferred stock of the Company and the conversion price remain unchanged. On February 9, 2026, Blue Harbor converted all series C preferred shares into 176,470 ordinary shares.

Series B Preferred Shares

In January 2026, Mr. Lazar, the former Chief Executive Officer of TTNP, asserted a claim against the Company alleging an entitlement to a special bonus arising in connection with the merger that closed on October 1, 2025. Following negotiations between the Company and Mr. Lazar, on April 15, 2026, the Company and Mr. Lazar agreed to fully and finally resolve the disputed claim through a one-time payment of US$800,000 (the “Settlement Fee”). On April 15, 2026, ARC provided funds amounting to US$800,000 for a settlement between the Company and Mr. Lazar. In satisfaction of the payable to ARC, the Company has issued 800 preferred shares of $0.001 par value each, which are designated as series B preferred shares (the “Series B Preferred Shares”) to ARC, pursuant to the terms of a Securities Purchase Agreement on May 8, 2026. The Series B Shares are convertible, at any time, and from time to time, into the Company’s ordinary shares at a conversion price of 80% of the 5-day VWAP immediately preceding the applicable conversion date. The Group engaged an independent third-party valuer to perform a valuation of the preferred shares. The fair value was determined to be $1,000,000 as of both May 8, 2026 and July 31, 2026 with Binomial Lattice model applied as the valuation model and key inputs were 20% VWAP discount, 84.1% volatility, and 4.56% risk-free rate. The difference between such fair value and the settlement fee was recognized as Loss on issuance of Series B convertible preferred shares, which is presented within other expenses in the consolidated statements of operations and comprehensive income (loss). As of July 31, 2026, no Series B Preferred Shares have been converted into ordinary shares, and the Series B Preferred Shares are classified as a liability.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

Ordinary Shares

The ordinary shares as of July 31, 2025 are presented on a retroactive basis to reflect the reverse recapitalization (Note 1). As of July 31, 2025, 1,000,000,000 ordinary shares were authorized, 4,943,920 ordinary shares were issued and outstanding after the retroactive adjustment.

On October 1, 2025 with the closing of reverse recapitalization, (i) 1,397,655 issued and outstanding shares of common stock of TTNP were exchanged for 1,397,655 ordinary shares of the Company; (ii) 869,225 ordinary shares of the Company were issued in exchange for 810,118 shares of TTNP Series AA Preferred Stock at the exchange ratio of 1:1.07296; (iii) on October 30, 2025, the Company issued 512,820 ordinary shares for a warrant settlement with Armistice.

The Company issued a total of 1,400,001 ordinary shares to related party consulting service providers in exchange for general financial advisory services and advisory and support services in connection with potential capital raising activities. 1,362,990 ordinary shares were issued on January 13, 2026, while the remaining was issued on March 13. 2026,

On January 8, 2026 and March 6, 2026, 3,385 and 2,115 Series A Preferred Shares have been converted into a total of 1,474,530 ordinary shares.

On February 9, 2026, 60,000 series C convertible preferred stock have been converted into 176,470 ordinary shares.

From May 2026 to July 2026, 468,778 ordinary shares were converted from the convertible notes (Note 8).

As of July 31, 2026, 1,000,000,000 ordinary shares were authorized and 11,243,399 ordinary shares were issued and outstanding.

11. OTHER INCOME/(EXPENSE)

	For the years ended July 31,
	2024	2025	2026
Interest income	$14,375	21,406	79,959
Foreign exchange gains (loss), net	49,290	(24,695)	(13,730)
Fair value change of convertible notes (Note 8)	-	-	346,729
Loss on issuance of Series B convertible preferred shares (1)	-	-	(200,000)
Loss on extinguishment of convertible notes (2)	-	-	(123,340)
Others	19,231	1,055	16,172
Total	$82,896	$(2,234)	$105,790

(1)	Loss on issuance of Series B convertible preferred shares refers to the difference between the fair value of the Series B preferred shares and the actual amount of issuance proceeds which was used as settlement fee with the former employee. (Note 10).
(2)	The conversion of convertible notes was accounted for as an extinguishment of debt under ASC 470-50. A loss on extinguishment of convertible notes was recognized, representing the difference between the fair value of ordinary shares issued upon conversion and the net carrying amount of the convertible notes immediately before conversion. (Note 8).

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

12. TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

United States

TTNP is incorporated in the state of Delaware and is subject to U.S. federal corporate income tax at a rate of 21%, as well as California corporate franchise tax. TTNP was not subject to federal or state corporate income tax as it did not have assessable profit during the periods presented.

Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation under Internal Revenue Code Section 382 and 383.

Malaysia

TalenTec is incorporated in Malaysia and governed by the income taxes laws of Malaysia. The income taxes provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income taxes rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. TalenTec does not qualify for the SME preferential tax rate under the Malaysia Income Tax Act and is therefore subject to standard Malaysia corporate income tax rate of 24% during the year ended July 31, 2026.

Singapore

KEDAS is incorporated in Singapore and considered a Singapore tax resident enterprise under Singapore tax laws and subject to enterprise income tax on its taxable income as determined under Singapore tax laws at a statutory tax rate of 17%.

Indonesia

PT is incorporated in Indonesia and considered an Indonesian tax resident enterprise under Indonesian tax laws and subject to corporate income tax on its taxable income as determined under Indonesian tax laws at a statutory tax rate of 22%.

The components of income/(loss) before income taxes were comprised of the following:

	For the years ended July 31,
	2025	2026
Tax jurisdictions from:
-Cayman Islands	$-	$(3,799,480)
-United States	-	(1,608,865)
-Malaysia	260,353	(356,641)
-Singapore	(50,442)	(48,153)
-Indonesia	-	(6,000)
Income/(loss) before income taxes	$209,911	$(5,819,139)

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

The provision for income taxes consisted of the following:

	For the years ended July 31,
	2025	2026
Current:
-Malaysia	$-	$23,610
-Singapore	-	-
-Others*	-	-
		-
Deferred:		-
-Malaysia	-	-
-Singapore	-	-
-Others*	-	-
Income tax expense	$-	$23,610

*	Refer to the subsidiaries in Cayman Islands, United States and Indonesia.

Reconciliation of the differences between statutory tax rate and the effective tax rate

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The Group adopted the new standard on August 1, 2025 on a prospective basis. Reconciliation of the differences between the statutory tax rate and the Group’s effective tax rate after the adoption of ASU 2023-09 is as follows:

	For the Year ended July 31, 2026
	Amount	Percentage
Statutory tax	$(1,396,593)	24.0%
Foreign Tax Effects
Cayman	911,875	(15.7)%
United States	386,128	(6.6)%
-Changes in valuation allowance	4,030,953	(69.3)%
-Tax attributes expirations	(3,861,091)	66.4%
-Others	216,266	(3.7)%
Other jurisdictions	12,997	(0.2)%
Effect of changes in tax laws or rates enacted in the current year	-	-%
Effect of cross-border tax laws	-	-%
Changes in valuation allowance	94,888	(1.6)%
Nontaxable items	-	-%
Non-deductible expenses	9,895	(0.2)%
Other adjustments
Prior year tax adjustments	4,420	(0.1)%
Effective Tax Rate	$23,610	(0.4)%

Reconciliation of the differences between the statutory tax rate and the Group’s effective tax rate for years prior to the adoption of ASU 2023-09 is as follows:

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

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

Deferred tax assets

	As of July 31,	As of July 31,
	2025	2026
Deferred tax assets:
Net operating loss carry-forwards	$146,561	$42,734,856
Research credit carry-forwards	-	8,399,811
Others	-	606,226
Total deferred tax assets	146,561	51,740,893
Less: Valuation allowance	(146,561)	(51,740,893)
Total deferred tax assets, net	$-	$-

Changes in valuation allowance are as follows:

	For the Years ended July 31,
	2024	2025	2026
Balance at the beginning of the year	242,146	189,010	146,561
Additions	-	8,575	55,438,280
Reduction	(48,842)	(59,233)	(3,861,091)
Foreign exchange effect	(4,294)	8,209	17,143
Balance at the end of the year	189,010	146,561	51,740,893

Additions of valuation allowance for the year ended July 31, 2026 include US$55,142,174 of valuation allowance against historical net operating loss carryforwards and other deferred tax assets of TTNP assumed upon the reverse recapitalization on October 1, 2025 (with a net deferred tax asset carrying value of nil at acquisition).

Total net operating losses (NOLs) carryforwards of the Group’s subsidiaries in Malaysia and Singapore was US$150,278 (RM640,561) and US$711,845 (SGD923,761) as of July 31, 2025. Total net operating losses (NOLs) carryforwards of the Group’s subsidiaries in Malaysia, Singapore and United States was US$551,172 (RM2,250,105), US$768,326 (SGD985,609) and US$202,241,138 as of July 31, 2026, respectively.

As of July 2025, the NOLs carryforwards of TalenTec will expire in 2028. Additional NOLs generated in fiscal year 2026 will expire in 2036. Under Singapore tax legislation, NOLs carryforwards of KEDAS may be carried forward indefinitely, subject to satisfaction of the shareholding continuity test. The NOLs carryforwards of TTNP will be expired from year 2027 through 2037. U.S. federal NOLs generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely. U.S. federal NOLs arising in taxable years beginning before January 1, 2018 expire after 20 years.

As of July 31, 2025 and 2026, the Group did not recognize any net deferred tax assets, as the Group has provided a full valuation allowance, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the Group’s subsidiaries operate.

Uncertain Tax Position

As of July 31, 2025 and 2026, the Group did not have any unrecognized uncertain tax positions, and the Group does not believe that its unrecognized tax benefits will change over the next twelve months.

Tax returns of the Group’s major subsidiaries in Malaysia and Singapore remain subject to examination by relevant tax authorities for five years from the end of each end of the tax assessment year.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

13. CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the Years Ended July 31,
	2024	2025	2026
Percentage of the Group’s total revenue
Customer A	11.36%	*	14.17%
Customer B	12.75%	13.92%	*
Customer C	*	11.78%	*
Customer D	10.30%	*	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable, gross:

	As of July 31,	As of July 31,
	2025	2026
Percentage of the Group’s accounts receivable, gross
Customer E	28.93%	40.10%
Customer B	24.22%	23.63%
Customer F	17.78%	*

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the Years Ended July 31,
	2024	2025	2026
Percentage of the Group’s purchase
Supplier A	48.80%	47.40%	57.65%
Supplier B	17.59%	*	18.01%
Supplier C	*	*	4.97%
Supplier D	*	13.29%	*
Supplier E	13.16%	10.19%	*
Supplier F	18.91%	*	*

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of July 31,	As of July 31,
	2025	2026
Percentage of the Group’s accounts payable
Supplier C	*	26.89%
Supplier A	36.45%	*

*	Represent less than 10%

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

14. RELATED PARTY TRANSACTIONS

The following is a list of material related parties of the Group during the periods presented:

No.	Name of related parties	Relationship
1	HO SAY SAN	Shareholder and director of the Group
2	CHOO YEOW	Shareholder and director of the Group
3	Gokika Global Limited*	Controlled by immediate family member of the Group’s co-CEO, Shang Ju (Czhang) Lin
4	Rentei International Limited*	Controlled by immediate family member of the Group’s co-CEO, Shang Ju (Czhang) Lin
5	BlackTea Hong Kong Limited	Controlled by Ms Crystal Zhang, a founder of ARC Group Limited
6	ARC Group Limited	Significant shareholder of the Company
7	The Sire Group Ltd.	Controlled by Mr. Seow, who was a shareholder of the Group before December 23, 2024

*	Become related parties since November 2025.

Transactions with related parties

Significant transactions with related parties were as follows:

		For the Years Ended July 31,
		2024	2025	2026
Name	Nature
HO SAY SAN	Borrowing from a related party	$111,690	$-	$-
	Repayment of the borrowing from a related party	143,602	-	-
The Sire Group Ltd.	Payment of professional fees on behalf of the Company	355,450	-	-
ARC Group Limited	Payment of settlement fees to a former employee on behalf of the Company	-	-	800,000
	Receipt the Series B preferred shares issued by the Company	-	-	800,000

Purchases from related parties

For the years ended July 31, 2024, 2025 and 2026, the Group purchased products and services from its related parties as follows:

	For the Years Ended July 31,
	2024	2025	2026
Purchases from related parties
Included in general and administrative expenses:
Consulting service from Gokika Global Limited	$-	$-	$200,372
Consulting service from Rentei International Limited	-	-	400,745
Consulting service from BlackTea Hong Kong Limited			850,065
Total	$-	$-	$1,451,182

As of July 31, 2025 and 2026, the Group had prepaid expenses from its related parties as follows:

	As of July 31,	As of July 31,
	2025	2026
Prepaid expenses - related parties (Note 4):
Gokika Global Limited	$-	$1,135,443
Rentei International Limited	-	935,071
BlackTea Hong Kong Limited		485,751
Total	$-	$2,556,265

There were no other balances due from or due to related parties as of July 31, 2025 and 2026.

BLACK TITAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2025 AND 2026

(In U.S. dollars, except for share data, or otherwise noted)

Guarantee provided by related parties

HO SAY SAN and CHOO YEOW provided guarantee for the Group’s bank borrowings (Refer to Note 7).

15. EARNINGS/(LOSS) PER SHARE

The following table sets forth the basic and diluted net earnings/(loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Years Ended July 31,
	2024	2025	2026
Numerator:
Net income/(loss)	$153,227	$209,911	$(5,842,749)

Denominator:
Weighted average number of ordinary shares	4,273,183	4,943,920	9,016,565

Earnings/(loss) per share
-Basic and diluted	$0.0359	$0.0425	$(0.6480)

* The shares are presented on a retroactive basis to reflect the reverse recapitalization (Note 1 and Note 2(s)).

There were no potentially dilutive instruments outstanding as of July 31, 2024 and 2025. Potentially dilutive instruments outstanding as of July 31, 2026 comprised: 1) 800 Series B Preferred Shares, which are convertible into ordinary shares at variable conversion prices subject to alternate conversion at 80% of the 5-day VWAP immediately preceding the conversion date (Note 10); and 2) convertible note (Note 8), which is convertible into ordinary shares at a conversion price subject to alternate conversion at 90% of the lowest 10-day VWAP. As the Group incurred net loss for the year ended July 31, 2026, all potentially dilutive instruments were anti-dilutive and therefore excluded from the diluted EPS computation.

16. COMMITMENTS AND CONTINGENCIES

From time to time, the Company and its subsidiaries are parties to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group did not have significant commitments, long-term obligations, significant contingencies or guarantees as of July 31, 2026.

17. SUBSEQUENT EVENTS

Full Conversion of convertible note

As of September 2, 2026, the convertible notes (with derivative liability and liability amounted to an aggregate carrying value of US$862,083 as of July 31, 2026 (Note 8)) have been converted in full into an aggregate of 2,924,082 ordinary shares of the Company.

As of September 15, 2026, all of 800 Series B Preferred Shares issued to ARC (Note 10) have been converted in full into an aggregate of 1,264,644 ordinary shares of the Company.

The Group evaluated subsequent events through the date when the consolidated financial statements are available to be issued and concluded that no other subsequent events have occurred that would require recognition or disclosure.

